Form 10-K, Exhibit 13
period 2001-12-31
NORTHRIM BANCORP INC
filed 2002-03-26
CIK 1163370

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

        This Annual Report and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates and projections as of the date of this report. Actual results may differ materially from those expressed in forward-looking statements. For a discussion of risks in relying on forward-looking statements, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

Contents

Message To Our Shareholders	2
2001: The Year in Review	4
The Alaska Economy	6
Financial Section	9
Management's Discussion and Analysis	25
Board of Directors & Officers	36
Shareholder Information	37
•
Customer First Service

We treat our customers in a caring and personal manner and show genuine concern and respect for them as individuals. This is the driving force behind everything we do.

Selected Financial Data

	2001	2000	1999	1998	1997
	(In Thousands Except Per Share Data)
Net interest income	$31,349	$28,279	$23,947	$17,828	$14,725
Provision for loan losses	2,300	1,284	561	1,491	2,261
Other operating income	4,766	3,426	2,487	1,836	1,623
Other operating expense	22,569	21,304	18,365	12,310	10,991
Life insurance proceeds	—	—	—	—	1,500

Income before income taxes	11,246	9,117	7,508	5,863	4,596
Income taxes	4,138	3,284	2,722	2,160	1,059

Net income	$7,108	$5,833	$4,786	$3,703	$3,537

Earnings per share:
Basic	$1.17	$0.97	$0.91	$0.96	$0.93
Diluted	1.13	0.95	0.88	0.90	0.89
Cash	1.21	1.03	0.93	0.90	0.89
Cash dividends per share	0.20	0.20	0.20	0.20	0.20
Assets	$620,518	$547,496	$503,827	$344,812	$273,157
Loans	482,562	413,445	395,274	264,704	204,342
Deposits	550,607	484,918	443,817	311,894	246,970
Long-term debt	1,500	1,500	1,500	—	—
Shareholders' equity	60,791	54,299	48,436	26,566	23,151
Book value	$9.95	$8.90	$8.10	$6.43	$5.67
Tangible book value	8.69	7.48	6.53	6.43	5.67
Net interest margin (tax equiv.)	5.88%	5.82%	6.10%	6.20%	6.24%
Efficiency ratio (cash)	60.19%	64.57%	67.70%	62.60%	67.23%
Return on assets	1.23%	1.10%	1.10%	1.21%	1.40%
Return on equity	12.31%	11.44%	11.90%	14.84%	16.80%
Equity/assets	9.80%	9.92%	9.61%	7.70%	8.48%
Dividend payout ratio	17.09%	20.62%	21.98%	20.83%	21.51%
Non-performing loans/loans	0.74%	0.86%	0.28%	0.25%	1.08%
Net charge-offs/average loans	0.29%	0.28%	0.05%	0.33%	0.67%
Allowance for loan losses/loans	1.49%	1.50%	1.54%	1.82%	2.00%
Non-performing assets/assets	0.58%	0.65%	0.27%	0.37%	1.25%
Number of banking offices	10	10	10	3	3
Number of employees (FTE)	234	223	235	142	125

Proud To Be Alaskan

        Northrim first opened for business in December 1990. With determination and a true Alaskan pioneer spirit, Northrim became the third largest bank in the state within less than 10 years.

        Over the years, the nature of banking has evolved from serving customers in lobbies and drive-ups to also meeting their needs through electronic banking via ATMs, automated telephone services and Internet banking.

        To meet our customers' needs, we have changed with the times, yet an underlying principle remains the same—our commitment to our customers and our special style of service that we call Customer First Service.

        All of our employees have pledged to provide a high level of personal and caring service to our customers. With 10 locations in Alaska's largest population centers—Anchorage, Eagle River, the Matanuska Valley and Fairbanks—Northrim management remains focused on those core values that define the Northrim character and foster our continued strength and stability:

•
Customer First Service
•
Integrity
•
A Flexible Approach
•
Efficiency
•
Skilled Employees
•
Community Commitment
•
Shareholder Value

Denali (an Athabaskan word meaning The Great One) is the largest mountain in North America. Dominating the Alaska Mountain Range, Denali represents the strong, proud and stable sprit of Alaska (The Great Land).

[Picture of Alaska Mountain Range]

1

Exhibit 13

        This Annual Report and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates and projections as of the date of this report. Actual results may differ materially from those expressed in forward-looking statements. For a discussion of risks in relying on forward-looking statements, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

Contents

Message To Our Shareholders	2
2001: The Year in Review	4
The Alaska Economy	6
Financial Section	9
Management's Discussion and Analysis	25
Board of Directors & Officers	36
Shareholder Information	37
•
Customer First Service

We treat our customers in a caring and personal manner and show genuine concern and respect for them as individuals. This is the driving force behind everything we do.

Selected Financial Data

	2001	2000	1999	1998	1997
	(In Thousands Except Per Share Data)
Net interest income	$31,349	$28,279	$23,947	$17,828	$14,725
Provision for loan losses	2,300	1,284	561	1,491	2,261
Other operating income	4,766	3,426	2,487	1,836	1,623
Other operating expense	22,569	21,304	18,365	12,310	10,991
Life insurance proceeds	—	—	—	—	1,500

Income before income taxes	11,246	9,117	7,508	5,863	4,596
Income taxes	4,138	3,284	2,722	2,160	1,059

Net income	$7,108	$5,833	$4,786	$3,703	$3,537

Earnings per share:
Basic	$1.17	$0.97	$0.91	$0.96	$0.93
Diluted	1.13	0.95	0.88	0.90	0.89
Cash	1.21	1.03	0.93	0.90	0.89
Cash dividends per share	0.20	0.20	0.20	0.20	0.20
Assets	$620,518	$547,496	$503,827	$344,812	$273,157
Loans	482,562	413,445	395,274	264,704	204,342
Deposits	550,607	484,918	443,817	311,894	246,970
Long-term debt	1,500	1,500	1,500	—	—
Shareholders' equity	60,791	54,299	48,436	26,566	23,151
Book value	$9.95	$8.90	$8.10	$6.43	$5.67
Tangible book value	8.69	7.48	6.53	6.43	5.67
Net interest margin (tax equiv.)	5.88%	5.82%	6.10%	6.20%	6.24%
Efficiency ratio (cash)	60.19%	64.57%	67.70%	62.60%	67.23%
Return on assets	1.23%	1.10%	1.10%	1.21%	1.40%
Return on equity	12.31%	11.44%	11.90%	14.84%	16.80%
Equity/assets	9.80%	9.92%	9.61%	7.70%	8.48%
Dividend payout ratio	17.09%	20.62%	21.98%	20.83%	21.51%
Non-performing loans/loans	0.74%	0.86%	0.28%	0.25%	1.08%
Net charge-offs/average loans	0.29%	0.28%	0.05%	0.33%	0.67%
Allowance for loan losses/loans	1.49%	1.50%	1.54%	1.82%	2.00%
Non-performing assets/assets	0.58%	0.65%	0.27%	0.37%	1.25%
Number of banking offices	10	10	10	3	3
Number of employees (FTE)	234	223	235	142	125

Proud To Be Alaskan

        Northrim first opened for business in December 1990. With determination and a true Alaskan pioneer spirit, Northrim became the third largest bank in the state within less than 10 years.

        Over the years, the nature of banking has evolved from serving customers in lobbies and drive-ups to also meeting their needs through electronic banking via ATMs, automated telephone services and Internet banking.

        To meet our customers' needs, we have changed with the times, yet an underlying principle remains the same—our commitment to our customers and our special style of service that we call Customer First Service.

        All of our employees have pledged to provide a high level of personal and caring service to our customers. With 10 locations in Alaska's largest population centers—Anchorage, Eagle River, the Matanuska Valley and Fairbanks—Northrim management remains focused on those core values that define the Northrim character and foster our continued strength and stability:

•
Customer First Service
•
Integrity
•
A Flexible Approach
•
Efficiency
•
Skilled Employees
•
Community Commitment
•
Shareholder Value

Denali (an Athabaskan word meaning The Great One) is the largest mountain in North America. Dominating the Alaska Mountain Range, Denali represents the strong, proud and stable sprit of Alaska (The Great Land).

[Picture of Alaska Mountain Range]

Message to Our Shareholders

        This past year, we continued to build fundamental value for our shareholders and customers. We strengthened the bank operationally through our conversion to a new core operating system, experienced strong growth in both deposits and loans, and ended the year with more than $600 million in assets. We believe a solid financial position, prudent financial management, and a reputation for quality continue to be our underlying strengths.

        We received shareholder approval in May, and effective December 31, 2001, Northrim Bank officially became the sole subsidiary of our new holding company, Northrim BanCorp, Inc. This change in our structure gives us additional flexibility to take advantage of future market opportunities.

        The company, through its wholly-owned subsidiary Northrim Bank, experienced an increase in net income of 22% to $7.1 million, which is a $1.3 million increase over last year. Earnings per share was $1.13 per diluted share, an increase of 19%. We ended 2001 with assets of $621 million, an increase of $73 million, or 13%. Total portfolio loans, which exclude loans for sale, grew 12%, ending the year at $463 million. Commercial loans were the major component of loan growth, with a growth of 21% over the past year.

        Deposits grew 14%, in 2002, for a total of $551 million, compared to $485 million the previous year. We experienced growth in all deposit categories, including non-interest-bearing deposits, money market, and savings. To attract larger depositors, and longer-term business monies, we introduced a new CD, called the Alaska CD, in late summer. It gives customers a Treasury-based yield and allows them to determine their own CD maturity with one penalty-free withdrawal per quarter. Due to the flexible product design, it is actually reported as a savings product, which contributed to savings growth in the fourth quarter.

        Our investment in Residential Mortgage in 1998 has proven to be valuable to us. Not only has Residential's long-term mortgage lending complemented our single-family real estate construction activities, but we have found other synergies between the companies. Residential had an extraordinary year due to a strong housing market and refinance activity triggered by low mortgage rates. Our share of Residential's earnings in 2001 was $1.2 million, up from $98,000 in 2000.

        While declining rates helped mortgage activity, the 475 basis point drop in the prime lending rate during the year was a challenge. However, our margin held up well and increased slightly to 5.88%, due to the structure of our balance sheet and growth in loan fees. Net interest income, which accounts for 87% of our total revenue, increased 11% in 2001.

        We completed the conversion of our core computer system in the second quarter to a new real time system. This was a major change for us, and the first step in improving the technology of our operations. We plan additional changes in 2002 as we continue to upgrade our systems.

•
Integrity

We value integrity in our employees, in our relationships with our customers, and in our business practices. We believe it is important that customers can trust us to do business in an ethical manner and that both customers and employees believe they are treated with a sense of fairness.

[Picture of Marc Langland in Executive Office reception area.]

        While we feel a bank needs a high tech component, Northrim's market niche requires a high touch one as well. Therefore, we are continuing to improve and expand our branch delivery system. In some cases, we are relocating existing grocery store branches to free-standing facilities that offer desired customer conveniences such as drive-up banking and more privacy. We are also considering new branch locations in strategic areas, particularly in our current markets.

        Skilled, knowledgeable employees are the key to our success, and we are allocating substantial resources to training our staff and improving their skills. In 2000, we started working on a more comprehensive approach to training, and in early 2001, we introduced our new B.A.N.K.S. program, which stands for Build Advanced Northrim Knowledge and Skills. The program's purpose is to ensure that employees in all areas of the company have the skill levels we need, and a good broad understanding of Northrim's products, services, systems and philosophies. While technology has automated many laborious processes, it has also increased the need for highly skilled employees to effectively use the systems.

        We continue to focus on those things that we believe have made us successful: our Customer First Service philosophy, quality banking, innovation, and our deep commitment to serving Alaskans. With Wells Fargo's move into Alaska, we have worked hard to differentiate ourselves in the market, offering a quality Alaskan banking alternative. We introduced our "Proud to be Alaskan" message through employee rallies, advertising, car window stick-ons, web site promotion, and a major sponsorship of the Alaska State Fair.

        Our Proud to be Alaskan theme builds on our solid positioning of Northrim as a local, caring bank, adding a strong emotional appeal and a clear market differentiation. We will continue to focus on this theme in 2002.

        2001 was a year of solid economic growth for Alaska. We anticipate that growth in 2002 will be slower, but still positive. We expect some headwind from declining energy prices and a slowdown in the tourism industry; however, Alaska offers the nation some important resources in a post September 11th world. Alaska continues to be a significant domestic energy storehouse for a country that imports over half of its oil from foreign sources. Our geographic location and key military installations will continue to play important roles in the defense of the nation. We think the opening of the Arctic National Wildlife Refuge (ANWR) and the construction of a national missile defense system in Alaska are probable in the near future, and although construction of a natural gas pipeline has been delayed, we think it will still occur in the next few years. Northrim is well positioned to take advantage of Alaska's economic growth.

        In 2001, we continued to issue quarterly cash dividends to our shareholders, and in October, we were pleased to announce a 10% stock dividend. We appreciate the continuing support of our shareholders, and although there will be some challenges, we look forward to a good year in 2002.

Sincerely,

Marc Langland
Chairman, President and CEO

2001: The Year in Review

        Because we are customer driven, change is a constant in the life of Northrim employees. It is only by being willing to change that we can be responsive to our customers and the markets we serve. By embracing it, we can meet our customers' changing needs and remain competitive. Change also provides opportunities for our employees to grow and develop new skills. But as we change and evolve, we remain steadfast to our Northrim values and our commitment to Customer First Service; they are our foundation. This is what keeps us focused and on track, continually building the long-term value of Northrim.

New Core System

        In 2001, we tackled a number of major projects, the largest of which was the conversion to a new core operating system. In addition to all the technical and management aspects of the project, extensive employee training was critical to the success of the conversion. Employees adapted to a new approach to obtaining customer information and processing transactions. By conversion, employees were well prepared, having logged over 4,000 hours of training within four months.

        With the new core system, we have greatly expanded our ability to efficiently manage the accounts of a much larger customer base, develop new products and services, and expand our relationship pricing abilities. The latter is important as we look for ways to reward and retain those customers who have multiple relationships with us.

        With our new, real-time system, customer balances are continually updated throughout the day, and information is consistent across all customer platforms—from branches and ATMs—to Telebanking and on-line banking.

        We now provide more current account information to our customers. In addition, since it is a relationship-based system, employees have access to better customer information, so they can assist customers more effectively.

More Focus on Training

        An employee committee was formed in 2000 to develop a more comprehensive approach to ongoing bank-wide training. This group developed a program called B.A.N.K.S., or Build Advanced Northrim Knowledge and Skills. Under the new approach to training, now designed more like a college curriculum, employees are expected to complete classes in each of six different subject areas each year: deposit products, loan products, electronic banking services, technology systems, Customer First Service/relationship building, and risk management.

[Picture of Michele Wrice training employees to use the new core operating system.]

Michele Wrice trains employees to process customer transactions using our new core computer system.

[Picture of Chris Knudson and other officers in planning meeting for new core operating system.]

Chris Knudson, Chief Operating Officer, conducts a planning meeting before the implementation of our new core operating system.

[Picture of sponsorship logo at the local sports arena.]

Northrim is a proud sponsor at the Sullivan Sports arena, home to the Anchorage ACES and UAA hockey teams.

Expanding Our Branch System

        While we did not open new branches in 2001, we completed most of the preparations for the January 2002 opening of our new Eagle River Branch. The new facility, which replaces our in-store branch in that community, has full lobby services as well as three drive-up lanes, a drive-up ATM and 24-Hour Deposit Center. With professionals and businesses as a primary target market, we have found that we need to have at least one full-service facility in each market to be effective. We expect that our new branch will enable us to better serve our Eagle River customers and expand our customer base, particularly on the commercial side.

        In 2001, we also made the initial pre-parations for a similar move in Wasilla planned for the fall of 2002. At that time, we will close our in-store branch and our Mat-Su Commercial Lending Office, and combine them into a new full-service financial center. We are excited about the opportunities this will provide in the Mat-Su Valley.

        We do not see the need for physical branches diminishing, even as we are im-plementing improvements in our Internet access. Today, we believe that customers want both convenient in-person banking and self-service options. In 2002, we will be exploring other branching options, with a priority on better serving customers in our existing markets and expanding our reach in those areas.

•
A Flexible Approach

We approach banking in a flexible and creative manner, which enables us to be responsive to our customers and their particular situation.

We view problems as opportunities to improve, and changes as opportunities to grow and evolve.

Expanding Internet Delivery

        We decided the time was right to take a fresh approach to our web site, making sure we are offering the additional informa-tion and on-line services that our customers want. This past year, we put a good deal of effort into revamping the site and introduced it in early January 2002. The new site is more interactive, offering new options including on-line deposit rates, product questionnaires, the ability to open a personal account and order checks on-line, and access to more financial resources. It also includes an expanded investor section, giving our shareholders and potential investors the ability to access our annual report on-line, along with earnings and dividend news releases, and other pertinent information.

        In an effort to remain competitive in the Internet banking arena, we reviewed several Internet banking systems in 2001. We selected an Internet banking package offered by our core system provider and completed the conversion in late January 2002. We now offer our personal Internet banking, bill paying, business Internet banking and business ACH services through the new provider. By converting to this new system, we expect to provide more seamless Internet banking, greater reliability and convenience, and we have been able to eliminate our basic on-line banking fees. We expect to see a significant increase in our on-line customer base over the next year.

        We look forward to more changes in 2002, as we explore options for new Internet banking services as well as check and document imaging. It promises to be another fast-paced year, with a focus on ensuring that our customers have a quality banking experience.

[Picture of computer displaying new website homepage.]

Our newly-updated web site is more interactive and offers more options for customers, as well as an expanded section for shareholders.

[Picture of Eagle River stand-alone facility.]

In January 2002, we moved our Eagle River Branch from a grocery store to a stand-alone, full-service facility.

The Alaska Economy

        The strength of Alaska's economy directly affects our ongoing planning and the success of Northrim. Because of this, we provide an overview of the Alaska economy in our annual report to shareholders. The information contained in this economic report is derived from publicly-available sources. Our economic forecasts and perceptions of current econo-mic trends are based on information that has been reported by industry experts; therefore, we make no representation as to the accuracy or completeness of this information.

        Throughout the United States, news reports are focusing on economic uncertainty. However, according to Alaska labor economists, even though the national economic outlook is uncertain, Alaska's economy has continued to grow. Statewide job growth in 2001 was about 2%. 2002 forecasts reveal that the state's economy will continue to grow, but at a slower rate, from 1-1.5%.

        In the current economic climate, Alaska's strength comes from its vast reserves of oil and natural gas, its geographic location for national security and air transportation, and its attraction as a primary domestic tourist destination. In addition, Alaska's strong Congressional delegation, with leadership in transportation, energy and appropriations, as well as President Bush's support for oil exploration and development, has set the stage for continued economic development and growth in Alaska.

Alaska's Oil Reserves

        To date, more than 13 billion barrels of oil have flowed through the TransAlaska Pipeline since Prudhoe Bay began production in 1977. According to the Alaska Division of Oil and Gas, 30% of U.S. oil reserves are in Alaska, and the state accounts for more than 20% of the total domestic oil production.

        Oil industry reports reveal that while domestic oil consumption has increased 14% over the past decade, domestic production has lagged, falling about 17%. The U.S. currently imports 56% of the oil it uses. Long-term U.S. energy demands are rising, domestic oil field production is falling, and the Alaska state forecast for oil prices through 2004 is between $18 and $19 per barrel, which reveals a slow down in pricing over the past 18 months. Alaska's oil producers and Congressional delegation have publicly announced that these factors reveal the need for concentrated investment and development in Alaska.

        Phillips recently announced its intent to spend $807 million on its Alaska operations in 2002. In 2001, it discovered three oil and gas fields within the National Petroleum Reserve Alaska (NPRA) on the North Slope. Phillips has announced plans for 10 more exploration wells this year and reportedly expects to increase production by 15% over the next five years. In November 2001, Phillips Petroleum and Conoco Inc. announced plans to merge by late 2002. After the merger is complete, the combined company will be the third largest oil company in the U.S.

        BP officials have announced their continued commitment to Alaska and plan to invest $700 million for capital projects this year. BP continues to produce 550,000 barrels a day from North America's largest oil field, Prudhoe Bay. Reportedly, due in part to the completion of its construction projects for the newly-producing Northstar field and an end to its gas line study, BP's Alaska workforce has been reduced by about 200 staff and contract positions. Economic forecasts indicate that these cutbacks will not have a significant impact on the local economy. BP has also reported that its continuing exploration efforts will focus on areas near existing fields to maximize the use of current production facilities and infrastructure.

        The State has determined that the best prospect for replacing the declining production from the 25-year-old Prudhoe Bay field, is the oil believed to lie beneath the Coastal Plain of the Arctic National Wildlife Refuge (ANWR). The U.S. Geological Survey estimates the refuge could hold up to 16 billion barrels of recoverable oil.

        Since Congress set aside the Coastal Plain as a study area within the refuge (1002 Area), development can only occur with a vote of Congress. In 2001, the U.S. House passed an energy bill that includes the exploration of the Coastal Plain. The bill has been sent to the Senate for approval. If Congress agrees to exploration and development within the area, studies reveal that less than 2,000 acres, or one tenth of one percent of the refuge would be impacted. Preliminary oil industry reports show that production could dramatically reduce oil imports, as ANWR alone could account for nearly 25% of current daily U.S. oil production.

Natural Gas Opportunities

        Alaska has 21% of the U.S. natural gas reserves. Industry reports reveal that there is about 35 trillion cubic feet (tcf) of proven natural gas on the North Slope, which could supply North American and Asian markets for 40 to 50 years, based on current predictions. According to Governor Knowles, several sources speculate that there could be more than 100 tcf of natural gas on the Slope.

        The highest profile option for delivering Alaska natural gas to consumers is the construction of a new natural gas pipeline from the North Slope to North American markets. After almost a year of extensive studies, the Alaska Natural Gas Policy Council (ANGPC) reported that a pipeline could be economic and attractive to certain private investors. The question of long-term economic feasibility, the most effective route and the timing of the project still remain and will continue to be studied in 2002.

        According to industry reports, the U.S. imports more than one trillion cubic feet of natural gas to meet growing domestic needs. The growth in the domestic natural gas market is being driven by North American preferences for cleaner burning fuels. According to ANGPC, experts agree that the U.S. faces a long-term shortage of natural gas. The areas that are currently producing natural gas will not be able to meet long-term demands.

        As a result of increased demand and reduced commercial supply, Alaska may have an opportunity to deliver its vast reserves of natural gas to domestic markets. The Governor and several business organizations formed task forces and commissioned studies to research the best way to commercialize North Slope gas in North American markets.

        Studies show that natural gas prices must be about $3 per cubic foot to make it economically feasible to build the necessary infrastructure to transport North Slope gas to North American markets. Rather than relying on current gas prices, commercialization of natural gas will hinge more on projected natural gas prices at the end of the decade, which industry experts forecast to be between $3 and $3.50 per cubic foot, according to the ANGPC.

Construction Remains Strong

        According to the Anchorage Economic Development Corporation (AEDC), construction-related employment was one of the strongest contributors to the Alaska economy in 2001. The Anchorage real estate market was strong in all sectors, as vacancy levels remained at record low levels and rental rates continued to increase. Class A rental space is at a 2% vacancy rate, with Class B and C at about 3%. High-valued space and low vacancy rates have justified new construction projects. The first newly-constructed Class A office building in Anchorage since the mid-80s is in the lease-up stage. Additional Anchorage projects are currently under construction, including a 70,000 square foot office building with covered parking and a 200,000 square foot Class A office building.

[Picture showing a North Slope oil rig.]

Oil exploration continues on the North Slope.

[Picture showing construction of office building in Midtown Anchorage.]

Construction continues on the Arctic Slope Regional Corporation's 211,838 square foot, Class A office building in Midtown Anchorage.

[Reproduced map of Alaska's North Slope showing active oilfields.]

This Department of Interior map shows Alaska's North Slope where there are 18 active oil fields, including the largest oil field in North America, Prudhoe Bay. TAPS—TransAlaska Pipeline

•
Community Commitment

We are closely tied to the Alaskan communities where we do business, and we believe it is important that we provide leadership, and give back to those communities with our time, talents, and dollars.

In addition, demand for housing has rebounded, and as a leading home construction lender, we expect that will be positive for Northrim. AEDC reported that Anchorage benefited from about $500 million in permitted construction in 2001.

        The Department of Transportation reported spending nearly $375 million on construction projects in fiscal year 2001. The State has announced that it will increase spending to $390 million for 2002 and 2003. An additional $300 million in federal dollars per year is funneled through the U.S. Army Corps of Engineers for construction projects in the state, with the largest project in 2002 being the $215 million replacement of the Bassett Army Hospital at Fort Wainwright in Fairbanks. In 2001, the Denali Commission, which focuses on development projects in rural Alaska, received $96 million in additional federal dollars.

        Federal spending for military defense in Alaska last year was about $1 billion, according to Senator Stevens. Alaska's military contributes greatly to the economy. According to state labor economist Neal Fried, military spending and employment totals reveal a hidden economic force in the state. Elmendorf Air Force Base in Anchorage contributed $664 million to the economy in 2001. With U.S. Army, Air Force and National Guard bases in both Anchorage and Fairbanks, and a greater reliance on domestic security since Sept. 11, 2001, Alaska economists anticipate that military bases will remain well funded.

        Because of its geographic location, Alaska is in a favorable position to be selected as the land-based site for a U.S. Anti-missile Defense System. Congress has already approved $7.8 billion for missile defense. Reportedly, the U.S. Department of Defense has appropriated up to $250 million for a two-year missile defense test phase in Alaska. If the test phase proves successful, we expect an increase in federal dollars for missile defense in the state. As a part of the current test phase, five silos that will house interceptor missiles are being constructed at Fort Greely, which is 100 miles southeast of Fairbanks. According to the Associated General Contractors of Alaska (AGC), the project will produce 500 to 1,000 jobs in the Fairbanks area.

Transportation and Tourism

        Anchorage is the main U.S. gateway for shipments to and from Europe and Asia, and the Ted Stevens International Airport is the number one cargo airport in the U.S. with more than 500 flights weekly. According to AEDC, the softer global economy since Sept. 11 slowed the 2001 growth in the cargo industry, which will likely remain relatively flat in 2002.

        As a result of recent national declines in air travel and tourism, Alaska hotel operators are predicting declines in 2002. Several Anchorage hotels cater to in-state travelers, which operators believe will help offset the decline in visitors from outside Alaska. In addition, three cruise ships have diverted their European trips to Alaska, as Americans seem to be opting for domestic travel, at least within the next year. Alaska economists say that it is difficult to predict what will happen in the tourism industry in 2002. The industry is reportedly increasing advertising and promotion to mitigate the potential downturn.

Economic Summary

        In summary, economists project that Alaska's economy will grow in 2002, though it will be at a slower rate than in recent years. Even though the economy is slowing, we expect that Alaska's vast oil and gas reserves, strategic global position and Congressional support will continue to provide economic strength for Alaska.

[Picture showing sponsorship banner at an annual economic forecast luncheon.]

Northrim was a primary sponsor of the Anchorage Economic Development Corporation's annual economic forecast luncheon, which was attended by more than 800 Alaska business leaders.

Financial Management

        Northrim's management is committed to an efficient operation. Our approach zs to continue to reinvest in technology and facilities to improve productivity and the company's franchise value over the long run.

        In May 2001, Joe Schierhorn was promoted to Northrim's Chief Financial Officer. He is responsible for the company's financial reporting, asset liability management and accounting functions.

        Chris Knudson, Executive Vice President and Chief Operating Officer, held the position of CFO since Northrim Bank's inception in 1990. Knudson continues to manage company operations and serves as the primary contact for investor relations.

        "As the company has grown, so have the management demands for operations and financial reporting. It was time to divide these responsibilities, and we are especially pleased that we had a senior manager already on staff who has the financial back-ground to successfully take on the role of CFO."

Marc Langland, Chairman,
President & CEO

•
Efficiency

We recognize that in order to be successful and to remain competitive, we must keep our costs at a reasonable level, strive to improve productivity, and continue to become more efficient in the way we conduct our business.

[Picture of Joe Schierhorn and Chris Knudson in Executive Offices reception area.]

Joe Schierhorn, Senior Vice President & Chief Financial Officer, and Chris Knudson, Executive Vice President & Chief Operating Officer

Consolidated Balance Sheets

	December 31,
	2001	2000
	(In Thousands Except Share Amounts)
Assets
Cash and due from banks (Note 2)	$26,040	$30,374
Money market investments (Note 3)	15,832	10,936
Investment securities held to maturity (Note 4)	1,832	1,301
Investment securities available for sale (Note 4)	74,111	71,413
Investment in Federal Home Loan Bank stock (Note 4)	2,660	2,485
Real estate loans for sale (Note 5)	19,496	130
Loans (Note 5)	463,066	413,315
Allowance for loan losses (Note 6)	(7,200)	(6,208)

Net loans	475,362	407,237
Premises and equipment, net (Note 7)	5,877	6,808
Accrued interest receivable	3,470	3,777
Intangible assets (Note 1)	7,737	8,657
Other assets (Note 1)	7,597	4,508

Total Assets	$620,518	$547,496

Liabilities
Deposits:
Demand	$128,881	$108,923
Interest-bearing demand	49,916	46,046
Savings	47,669	31,216
Money market	139,524	115,074
Certificates of deposit less than $100,000 (Note 8)	86,631	95,797
Certificates of deposit greater than $100,000 (Note 8)	97,986	87,862

Total Deposits	550,607	484,918
Borrowings (Note 9)	5,682	4,789
Other liabilities	3,438	3,490

Total Liabilities	559,727	493,197

SHAREHOLDERS' EQUITY (Notes 14 and 15)
Common stock, $1 par value, 10,000,000 shares authorized, 6,106,823 and 5,546,992 shares issued and outstanding at December 31, 2001and 2000, respectively	6,107	5,547
Additional paid-in capital	47,023	39,380
Retained earnings	7,140	9,317
Accumulated other comprehensive income — net unrealized gains on available for sale investment securities	521	55

Total Shareholders' Equity	60,791	54,299

Commitments and contingencies (Notes 13, 16 and 20)

Total Liabilities and Shareholders' Equity	$620,518	$547,496

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

	Years Ended December 31,
	2001	2000	1999
	(In Thousands Except Per Share Amounts)
Interest Income
Interest and fees on loans	$43,380	$43,051	$34,331
Interest on investment securities-assets available for sale (Note 4)	3,862	3,446	2,611
Interest on investment securities-held to maturity (Note 4)	228	250	269
Interest on money market investments	626	1,169	449

Total Interest Income	48,096	47,916	37,660
Interest Expense
Interest expense on deposits and borrowings (Note 10)	16,747	19,637	13,713

Net Interest Income	31,349	28,279	23,947
Provision for loan losses (Note 6)	2,300	1,284	561

Net Interest Income After Provision for Loan Losses	29,049	26,995	23,386
Other Operating Income
Service charges on deposit accounts	1,606	1,801	1,540
Loan sale gains	0	56	0
Earnings from mortgage affiliate	1,208	98	175
Other income	1,952	1,471	772

Total Other Operating Income	4,766	3,426	2,487

Other Operating Expense
Salaries and other personnel expense	12,135	11,165	9,889
Occupancy, net	1,963	1,840	1,728
Equipment expense	1,508	1,497	1,222
Marketing expense	1,153	1,034	1,013
Intangible asset amortization expense	832	832	460
Other expense	4,978	4,936	4,053

Total Other Operating Expense	22,569	21,304	18,365

Income Before Income Taxes	11,246	9,117	7,508
Provision for income taxes (Note 11)	4,138	3,284	2,722

Net Income	$7,108	$5,833	$4,786

Earnings Per Share, Basic	$1.17	$0.97	$0.91

Earnings Per Share, Diluted	$1.13	$0.95	$0.88

Weighted Average Shares Outstanding, Basic	6,101,925	5,995,685	5,194,421

Weighted Average Shares Outstanding, Diluted	6,274,912	6,121,766	5,390,766

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes
in Shareholders' Equity and Comprehensive Income

	Common Stock
					Accumulated Other Comprehensive Income
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings		Total
	(In Thousands)
Balance as of December 31, 1998	3,164	$3,164	$17,951	$5,388	$63	$26,566
Stock dividend-5%	158	158	2,175	(2,333)		—
Cash dividend				(841)		(841)
Stock offering	1,843	1,843	16,728			18,571
Comprehensive income:
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect					(646)	(646)
Net Income				4,786		4,786

Total Comprehensive Income						4,140

Balance as of December 31, 1999	5,165	$5,165	$36,854	$7,000	$(583)	$48,436
Stock dividend-5%	258	258	2,182	(2,440)		—
Cash dividend				(1,076)		(1,076)
Exercise of Stock Options	124	124	344			468
Comprehensive income:
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect					638	638
Net Income				5,833		5,833

Total Comprehensive Income						6,471

Balance as of December 31, 2000	5,547	$5,547	$39,380	$9,317	$55	$54,299
Stock dividend-10%	554	554	7,618	(8,172)		—
Cash dividend				(1,113)		(1,113)
Exercise of Stock Options	6	6	25			31
Comprehensive income:
Change in unrealized holding (gain/loss) on available for sale investment securities, net of related income tax effect					466	466
Net Income				7,108		7,108

Total Comprehensive Income						7,574

Balance as of December 31, 2001	6,107	$6,107	$47,023	$7,140	$521	$60,791

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2001	2000	1999
	(In Thousands)
Operating Activities:
Net income	$7,108	$5,833	$4,786
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Security (gains) losses	(47)	3	(17)
Depreciation and amortization of premises and equipment	1,271	1,199	1,144
Amortization of software	440	292	244
Intangible asset amortization	832	832	460
Deferred tax expense (benefit)	(1,120)	277	(113)
Deferral of loan fees and costs, net	378	(1)	225
Gain on sale of building	(13)	(12)	(12)
Amortization of investment security premium, net of discount accretion	98	(451)	507
Provision for loan losses	2,300	1,284	561
(Increase) decrease in accrued interest receivable	307	(732)	(785)
(Increase) decrease in other assets	(2,321)	478	(824)
Increase (decrease) of other liabilities	(39)	686	(84)

Net Cash Provided by Operating Activities	9,194	9,688	6,092

Investing Activities:
Purchase of branches, net, less cash acquired	—	—	279
Investment in securities:
Purchases of investment securities-Available-for-sale	(72,826)	(63,204)	(40,706)
Purchases of investment securities-Held-to-maturity	(781)	—	—
Proceeds from sales/maturities of securities-Available -for-sale	70,368	39,956	33,595
Proceeds from sales/maturities of securities-Held-to-maturity	250	870	155
Investments in loans:
Sales of loans and loan participations	218,963	55,576	74,348
Loans made, net of repayments	(289,766)	(74,913)	(92,272)
Purchases of premises and equipment	(340)	(881)	(1,338)

Net Cash Used by Investing Activities	(74,132)	(42,596)	(25,939)

Financing Activities:
Increase in deposits	65,689	41,101	8,250
Increase (decrease) in borrowings	893	(3,967)	4,651
Net proceeds from issuance of common stock	31	468	18,571
Cash dividends paid	(1,113)	(1,076)	(841)

Net Cash Provided by Financing Activities	65,500	36,526	30,631

Net Increase by Cash and Cash Equivalents	562	3,618	10,784
Cash and cash equivalents at beginning of period	41,310	37,692	26,908

Cash and Cash Equivalents at End of Period	$41,872	$41,310	$37,692

Interest Paid	$17,121	$19,439	$13,561

Income Taxes Paid	$4,865	$2,945	$2,850

See accompanying notes to the consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1—Organization and Summary of Significant Accounting Policies

        Northrim BanCorp, Inc. (the "Company" or "BanCorp") is a bank holding company whose sole subsidiary is Northrim Bank (the "Bank") which serves Anchorage, Eagle River, the Matanuska Valley, and Fairbanks, Alaska. The Company is regulated by the State of Alaska and the Federal Reserve Board. The Company's primary market areas are Anchorage, the Matanuska Valley, and Fairbanks, Alaska, where the majority of its lending and deposit activities have been with Alaska businesses and individuals.

        Effective December 31, 2001, Northrim Bank became a wholly owned subsidiary of a new bank holding company, Northrim BanCorp, Inc. The Bank's shareholders agreed to exchange their ownership in the Bank for the ownership in the Company. The ownership interests in the Company are the same as the ownership interests in the Bank prior to the exchange. The exchange has been accounted for similar to a pooling of interests.

        The Bank completed the purchase of eight branches located in South Central Alaska from Bank of America during the second quarter of 1999. The branch purchase resulted in the Bank acquiring $114 million in loans and $124 million in deposits and $2 million of fixed assets. The Bank acquired the assets and liabilities at Bank of America's book value plus a $5.9 million premium. The purchase of the eight branches resulted in net cash being acquired of $300,000 consisting of $1.5 million cash acquired less acquisition costs of $1.2 million.

        The Bank formed a wholly-owned subsidiary, Northrim Capital Investment Corporation, in 1998. This subsidiary owns a 50% equity interest and a 30% profit interest in Residential Mortgage LLC, a mortgage company with branches throughout Alaska. The Company accounts for Residential Mortgage LLC using the equity method.

        Estimates and Assumptions:    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period and the disclosure of contingent assets and liabilities in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

        Cash and Cash Equivalents:    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing balances with other banks, banker's acceptances, commercial paper, securities purchased under agreement to resell, and federal funds sold.

        Investment Securities:    Securities available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and are reported as a net amount in a separate component of other comprehensive income. The gain or loss on available-for-sale securities sold is determined on a specific identification basis.

        Held-to-maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount on a level-yield basis. The Company has the ability and intent to hold these securities to maturity.

        Loans and Loan Fees:    Loans are carried at their principal amount outstanding, adjusted for the net of unamortized fees and related direct loan origination costs. Interest income on loans is accrued and recognized on the principal amount outstanding except for those loans in a non-accrual status. Loans are placed in non-accrual when management believes serious doubt exists as to the collectibility of the interest. Cash payments received on non-accrual loans are directly applied to the principal balance. Loan origination fees received in excess of direct origination costs are deferred and amortized by a method approximating the level-yield method over the life of the loan.

        Allowance for Loan Losses:    The allowance for loan losses is a management estimate of the reserve necessary to absorb probable losses in the Company's loan portfolio. In determining the adequacy of the allowance, management evaluates prevailing economic conditions, results of regular examinations and evaluations of the quality of the loan portfolio by external parties, actual loan loss experience, the extent of existing risks in the loan portfolio and other pertinent factors. Future additions to the allowance may be necessary based on changes in economic conditions and other factors used in evaluating the loan portfolio. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments of information available to them at the time of their examination.

        The allowance for impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

        Premises and Equipment:    Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense for financial reporting purposes is computed using the straight-line method based upon the shorter of the lease term or the estimated useful lives of the assets, ranging from three years for vehicles to 10 years for leasehold improvements. Maintenance and repairs are charged to current operations, while renewals and betterments are capitalized.

        Intangible Assets:    As part of the branch acquisition, the Company recorded $6.9 million of goodwill and $2.9 million of core deposit intangible. In accordance with Statements of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," management reviewed the goodwill asset for impairment at January 1, 2002, and determined that it was not impaired. In accordance with SFAS 142 as of January 1, 2002, the Company will no longer amortize goodwill but will periodically test it for impairment. The core deposit intangible has an estimated life of eight years, and the Company will continue to amortize it.

        Other Assets:    Other assets include purchased software and prepaid expenses. These assets are carried at amortized cost and are amortized using the straight-line method over their estimated useful life. Also included in other assets is the deferred tax asset, and the Company's investment in Residential Mortgage LLC.

        Other Real Estate:    Other real estate represents properties acquired through foreclosure or its equivalent. Prior to foreclosure, the carrying value is adjusted to the lower of cost or fair market value of the real estate to be acquired by a charge to the allowance for loan loss. Any subsequent reduction in the carrying value is charged against earnings.

        Advertising:    Advertising, promotion and marketing costs are expensed as incurred.

        Income Taxes:    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

        Earnings Per Share:    Earnings per share is calculated using the weighted average number of shares and dilutive common stock equivalents outstanding during the period. Stock options, as described in Note 14, are considered to be common stock equivalents. Incremental shares were 172,987, 126,081, and 196,345 for 2001, 2000, and 1999, respectively. All shares for calculating earnings per share have been adjusted to reflect stock dividends.

        Stock Option Plans:    The Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

        Comprehensive Income:    Comprehensive income consists of net income and net unrealized gains (losses) on securities after tax effect and is presented in the consolidated statements of shareholders' equity and comprehensive income.

        Reclassifications:    Certain reclassifications have been made to prior year amounts to maintain consistency with the current year.

        Segments:    The Company has identified only one reportable segment.

Geographic Concentration and Alaska Economy:

        The Company's growth and operations depend upon the economic conditions of Alaska and the specific markets it serves. The economy in Alaska is dependent upon the natural resources industries, in particular oil production, as well as tourism, government, and U.S. military spending. Approxi-mately 40% of the Alaska economy is generated from the oil industry and approximately 75% of the Alaska state government is funded through various taxes and royalties on the oil industry. Any significant changes in the Alaska economy and the markets the Company serves eventually could have a positive or negative impact on the Company.

Note 2—Cash and Due from Banks

        The Company is required to maintain a $200,000 minimum average daily balance with the Federal Reserve Bank for purposes of settling financial transactions and charges for Federal Reserve Bank services. The Company is also required to maintain cash balances or deposits with the Federal Reserve Bank sufficient to meet its statutory reserve requirements. The average reserve requirement for the maintenance period which included December 31, 2001, was $4.6 million.

Note 3—Money Market Investments

        Money market investment balances are as follows:

	December 31,
	2001	2000
	(In Thousands)
Federal funds sold	$—	$3,435
Interest bearing deposits at Federal Home Loan Bank (FHLB)	15,832	7,501
Total	$15,832	$10,936

        All money market investments had next day maturity. The average daily balance outstanding of securities purchased under agreement to resell during 2001 and 2000 was $484,000 and $1.7 million, respectively, and the maximum outstanding at any month end was $25 million and $7.5 million, respectively. The securities purchased under agreement to resell are held by the Bank of New York.

        The amortized cost and market values of debt securities at December 31, 2001, are distributed by contractual maturity as shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Within 1 Year	1-5 Years	5-10 Years	Due After 10 Years	Amortized Cost	Market Value
	(In Thousands)
Securities Available for Sale
U.S. Treasury	$—	$502	$—	$—	$502	$497
U.S. Agency	—	55,360	15,586	—	70,946	71,830
Mortgage-backed Securities	—	—	—	1,784	1,784	1,784
Total	$—	$55,862	$15,586	$1,784	$73,232	$74,111
Weighted Average Yield	—	5.49%	6.20%	5.07%	5.63%	—
Securities Held to Maturity Municipal Securities	$550	$689	$380	$213	$1,832	$1,869
Weighted Average Yield	4.49%	4.48%	4.41%	4.98%	4.53%	—

Note 4—Investment Securities

        The carrying values and approximate market values of investment securities are presented below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(In Thousands)
2001
Securities Available for Sale
U.S. Treasury	$502	$—	$5	$497
U.S. Agency	70,946	907	23	71,830
Mortgage-backed Securities	1,784	—	—	1,784
Total	$73,232	$907	$28	$74,111
Securities Held to Maturity
Municipal Securities	$1,832	$37	$—	$1,869
Federal Home Loan Bank Stock	$2,660	$—	$—	$2,660
2000
Securities Available for Sale
U.S. Treasury	$2,519	$—	$5	$2,514
U.S. Agency	66,436	231	83	66,584
Mortgage-backed Securities	2,366	—	51	2,315
Total	$71,321	$231	$139	$71,413
Securities Held to Maturity
Municipal Securities	$1,301	$14	$—	$1,315
Federal Home Loan Bank Stock	$2,485	$—	$—	$2,485

        The proceeds and resulting gains and losses, computed using specific identification, from sales of investment securities are as follows:

		Proceeds	Gross Gains	Gross Losses
		(In Thousands)
2001	Available-for-Sale Securities	$12,584	$49	$2
	Held-to-Maturity Securities	—	—	—
2000	Available-for-Sale Securities	$1,993	$—	$3
	Held-to-Maturity Securities	—	—	—
1999	Available-for-Sale Securities	$2,017	$17	$—
	Held-to-Maturity Securities	—	—	—

        The Company pledged $25.4 million and $18.3 million of investment securities at December 31, 2001, and 2000, respectively, as collateral for public deposits and borrowings.

        A summary of taxable interest income on investment securities is as follows:

	December 31,
	2001	2000	1999
	(In Thousands)
U.S. Treasury	$64	$218	$170
U.S. Agency	3,671	3,084	2,298
Other	302	299	308
Total	$4,037	$3,601	$2,776

        Included in investment securities is a required investment in stock of the FHLB. The amount of the required investment is based on the Bank's capital stock and lending activity, and amounted to $2.7 million and $2.5 million in 2001 and 2000, respectively.

Note 5—Loans

        The composition of the loan portfolio is presented below:

	December 31,
	2001	2000
	(In Thousands)
Commercial	$166,845	$138,047
Real estate construction	68,952	58,042
Real estate term	177,493	162,226
Real estate loans for sale	19,496	130
Installment and other consumer	52,236	57,397
Total Loans	485,022	415,842
Less: Unearned purchase discount	(271)	(586)
Unearned origination fees, net of origination costs	(2,189)	(1,811)
	482,562	413,445
Allowance for loan losses	(7,200)	(6,208)
Net Loans	$475,362	$407,237

        The Company's primary market areas are Anchorage, the Matanuska Valley, and Fairbanks, Alaska, where the majority of its lending has been with Alaska businesses and individuals. Approximately 55% and 35% of the Company's loans are secured by real estate, or for general commercial uses, including professional, retail, and small businesses, respectively. Substantially all of these loans are collateralized and repayment is expected from the borrowers' cash flow or, secondarily, the collateral. The Company's exposure to credit loss, if any, is the outstanding amount of the loan if the collateral is proved to be of no value.

        Non-accrual loans totaled $2.6 million and $2.5 million at December 31, 2001 and 2000, respectively. Interest income which would have been earned on non-accrual loans for 2001, 2000, and 1999 amounted to $270,000, $219,000, and $140,000, respectively. There are no commitments to lend additional funds to borrowers whose loans are in a non-accrual status or are troubled debt restructurings.

        At December 31, 2001, and 2000, the recorded investment in loans that are considered to be impaired was $1.8 million and $2.5 million, respectively, (of which $1.8 million and $2.5 million, respectively, were on a non-accrual basis). A specific allowance of $262,000 was established for the $1.8 million of impaired loans. The average recorded investment in impaired loans during the years ended December 31, 2001, and 2000, was approximately $2.7 and $3.1 million, respectively. For the years ended December 31, 2001, and 2000, the Company recognized interest income on these impaired loans of $2,000 and $24,000, respectively, which was recognized using the cash basis method of income recognition.

        At December 31, 2001, and 2000, there were no loans pledged as collateral to secure public deposits.

        At December 31, 2001, and 2000, the Company serviced $70.1 million and $54.2 million of loans, respectively, which had been sold to various investors without recourse.

        Maturities and sensitivity of accrual loans to changes in interest rates are as follows:

	December 31, 2001
	Maturity
	1 Year	Within 1-5 Years	Over 5 Years	Total
	(In Thousands)
Commercial	$79,172	$43,901	$41,930	$165,003
Construction	66,759	1,846	—	68,605
Real estate term	18,207	59,472	99,387	177,066
Real estate for sale	19,496	—	—	19,496
Installment and other consumer	3,521	7,351	41,364	52,236
Total	$187,155	$112,570	$182,681	$482,406
Fixed interest rate	$97,860	$58,859	$117,946	$274,665
Floating interest rate	89,295	53,711	64,735	207,741
Total	$187,155	$112,570	$182,681	$482,406

        Certain directors, and companies of which directors are principal owners, have loan and other transactions such as insurance placement and architectural fees with the Company. Such transactions are made on substantially the same terms, including interest rates and collateral required, as those prevailing for similar transactions of unrelated parties.

        An analysis of the loan transactions follows:

	2001	2000
	(In Thousands)
Balance, beginning of the year	$6,087	$5,302
Loans made	4,010	3,006
Repayments	4,883	2,221
Balance, end of year	$5,214	$6,087

        The Company's unfunded loan commitments to these directors or their related interests on December 31, 2001 and 2000, were $5.7 million and $509,000, respectively.

Note 6—Allowance for Loan Losses

        The following is a detail of the allowance for loan losses:

	December 31,
	2001	2000	1999
	(In Thousands)
Balance, beginning of the year	$6,208	$6,091	$4,819
Allowance established for loans acquired with purchased branches	—	—	873
Provision charged to operations	2,300	1,284	561
Charge-offs:
Commercial	(687)	(1,322)	(561)
Real estate	(748)	—	—
Consumer	(118)	(82)	(43)
Total Charge-offs	(1,553)	(1,404)	(604)
Recoveries:
Commercial	234	229	435
Real estate	—	2	—
Consumer	11	6	7
Total Recoveries	245	237	442
Charge-offs net of recoveries	1,308	1,167	162
Balance, End of Year	$7,200	$6,208	$6,091

        The table below shows the allocation of the allowance for loan losses based on an evaluation of loan problems, charge-off history, and other factors which may affect future loan losses in the categories shown:

	December 31,
	2001			2000
	(In Thousands)
Commercial	$4,086	34	%*	$3,556	33	%*
Real estate construction	336	14		571	14
Real estate term	410	37		389	39
Real estate loans for sale	—	4		0	0
Installment and other consumer	5	11		5	14
Unallocated	2,363	—		1,687	—
Total	$7,200	100%		$6,208	100%

*
represents percentages of this category of loans to total loans

Note 7—Premises and Equipment

        The following summarizes the components of premises and equipment:

	December 31,
	2001	2000
	(In Thousands)
Land	$202	$202
Vehicle	20	20
Furniture and equipment	6,483	6,402
Tenant improvements	3,804	3,661
Buildings	2,950	2,933
Total Premises and Equipment	13,459	13,218
Accumulated depreciation and amortization	(7,582)	(6,410)
Total Premises and Equipment, Net	$5,877	$6,808

        During 1991, the Company purchased the building in which it operates and simultaneously sold the building to a partnership, in which three of the Company's directors had an approximate 54% ownership interest. The net gain on the sale of the building, $176,000, is being amortized over the lease term; approximately $13,000 was recognized in both 2001 and 2000, respectively.

Note 8—Deposits

        The aggregate amount of certificates of deposit in amounts of $100,000 or more at December 31, 2001 and 2000, was $98 million and $88 million, respectively.

        At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

Year Ending December 31:
2002	$148,796
2003	28,089
2004	7,523
2005	83
2006	16
Thereafter	110
Total	$184,617

        At December 31, 2001 and 2000, the Company held $20 million in certificates of deposit from a customer, collateralized by letters of credit issued by the Federal Home Loan Bank.

Note 9—Borrowings

        The Company has a line of credit with the FHLB of Seattle approximating 12% of assets. The line is secured by a blanket pledge of the Company's assets. There was no balance on this line at December 31, 2001, and 2000.

        The Company entered into a note agreement with the Federal Reserve Bank on the payment of tax deposits. The Federal Reserve has the option to call the note at any time. The balance at December 31, 2001 and 2000, was $1 million.

        The Federal Reserve Bank is holding $26.9 million of loans as collateral to secure advances made through the discount window on December 31, 2001. There were no discount window advances outstanding at December 31, 2001.

        The Company established a $3 million subordinated note line with an independent bank in 1999. This line qualifies as a component of total capital for risk-based capital calculations. At December 31, 2001, and 2000, the Company had drawn $1.5 million on this line, which is indexed to the prime lending rate and matures on March 31, 2006.

        Securities sold under agreements to repurchase were $3.2 million with an interest rate of .70%, and $2.3 million with an interest rate of 5.02%, at December 31, 2001, and 2000, respectively. The average balance outstanding of securities sold under agreement to repurchase during 2001 and 2000 was $2 million and $397,000, respectively, and the maximum outstanding at any month end was $3.8 million and $2.3 million, respectively. The securities sold under agreement to repurchase are held by the Federal Home Loan Bank under the Company's control.

Note 10—Interest Expenses

        Interest expense on deposits and borrowings is presented below:

	December 31,
	2001	2000	1999
	(In Thousands)
Interest-bearing demand accounts	$844	$1,193	$735
Money market accounts	4,574	6,215	3,550
Savings accounts	868	1,051	776
Certificates of deposit greater than $100,000	4,978	5,412	4,120
Certificates of deposit less than $100,000	5,265	5,528	4,251
Borrowings	218	238	281
Total	$16,747	$19,637	$13,713

Note 11—Income Taxes

        Components of the provision for income taxes are as follows:

		Current Tax Expense	Deferred Expense (Benefit)	Total Expense
		(In Thousands)
2001:	Federal	$4,326	$(876)	$3,450
	State	932	(244)	688
		$5,258	$(1,120)	$4,138
2000:	Federal	$2,452	$231	$2,683
	State	555	46	601
		$3,007	$277	$3,284
1999:	Federal	$2,264	$(43)	$2,221
	State	571	(70)	501
		$2,835	$(113)	$2,722

        The actual expense for 2001, 2000, and 1999, differs from the "expected" tax expense (computed by applying the U.S. Federal Statutory Tax Rate of 35% for the year ended December 31, 2001, and 34% for the years ending December 31, 2000, and 1999) as follows:

	2001	2000	1999
	(In Thousands)
Computed "expected" income tax expense	$3,936	$3,100	$2,553
State income taxes, net	447	397	331
Other	(245)	(213)	(162)
Total	$4,138	$3,284	$2,722

        The components of the deferred tax asset (liability) are as follows:

	December 31,
	2001	2000
	(In Thousands)
Provision for loan losses	$2,297	$1,766
Loan fees, net of costs	857	680
Unrealized gain on available-for-sale
investment securities	(358)	(37)
Original issue discount on purchased loans	—	—
Depreciation	532	228
Other, net	(272)	(380)
Net Deferred Tax Asset	$3,056	$2,257

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The primary source of recovery of the deferred tax assets will be future taxable income. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The deferred tax asset is included in other assets.

        The Company's 1998 and 1999 corporate tax returns are under examination by the Internal Revenue Service. At the present time, no assessments of additional taxes have been proposed.

Note 12—Comprehensive Income

        At December 31, 2001, 2000, and 1999, the related tax effects allocated to each component of other comprehensive income are as follows:

	Before Tax Amount	Tax (Expense) Benefit	Net of Amount
	(In Thousands)
2001:
Unrealized net holding gains on investment securities arising during 2001	$834	$(340)	$494
Plus: Reclassification adjustment for net realized gains included in net income	(47)	19	(28)
Net unrealized gains	$787	$(321)	$466
2000:
Unrealized net holding gains on investment securities arising during 2000	$1,063	$(427)	$636
Plus: Reclassification adjustment for net realized losses included in net income	3	(1)	2
Net unrealized gains	$1,066	$(428)	$638
1999:
Unrealized net holding losses on investment securities arising during 1999	$(1,061)	$425	$(636)
Less: Reclassification adjustment for net realized gains included in net income	(17)	7	(10)
Net unrealized losses	$(1,078)	$432	$(646)

Note 13—Employee Benefit Plans

        On July 1, 1992, the Company implemented a profit sharing plan, including a provision designed to qualify the plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may participate in the plan if they work more than 1,000 hours per year. Under the plan, each eligible participant may contribute up to 6% of their eligible salary to a maximum established by the IRS, and the Company matches 25% up to the 6% of the employee contribution. The Company may increase the matching contribution at the discretion of the Board of Directors. The plan also allows the Company to make a discretionary contribution on behalf of eligible employees based on their length of service to the Company.

        To be eligible for matching contributions, participants must be employed at the end of the plan year, except in the case of death, disability or retirement. The Company contributed $523,000, $426,000, and $330,000, in 2001, 2000, and 1999, respectively.

        On July 1, 1994, the Company implemented a Supple-mental Executive Retirement Plan to executive officers of the Company whose retirement benefits under the 401(k) plan have been limited under provisions of the Internal Revenue Code. Contributions to this plan totaled $142,000, $120,000, and $109,000, in 2001, 2000, and 1999, respectively.

        On July 1, 1995, the Company implemented an Employee Stock Purchase Plan. Under the plan, eligible employees would elect up to $1,000 per month of their basic compensation be applied to the purchase of the Company's common stock on a quarterly basis at 90% of the then market price. Expenses associated with the plan totaled $8,000 in 1999. The plan was suspended effective January 1, 2000.

Note 14—Common Stock

        Quarterly cash dividends aggregating to $1.1 million, $1.1 million, and $841,000, or $.20 per share were paid in 2001, 2000, and 1999, respectively. On January 10, 2002, the Board of Directors declared a $.05 per share cash dividend payable on February 8, 2002, to shareholders of record on January 28, 2002.

        The Company paid a 5% stock dividend on May 18, 1995, February 14, 1996, February 14, 1997, February 16, 1998, February 16, 1999, and February 17, 2000. On November 30, 2001, the Company paid a 10% stock dividend. All per share amounts have been restated to reflect these stock dividends.

        Federal and State regulations place certain limitations on the payment of dividends by the Company.

Note 15—Options

        The Company has set aside 727,948 shares of authorized stock for the Employee Stock Option and Restricted Stock Award Plan and the 2000 Employee Stock Incentive Plan.

        Under these plans, certain key employees have been granted the option to purchase set amounts of common stock at the market price on the day the option was granted. Options are granted for a 10-year period and vest on a pro rata basis over the initial three years from grant.

        Activity on options granted under the plans are as follows:

	Shares Under Option	Weighted Average Exercise Price	Range of Exercise Price
December 31, 1998, outstanding	296,429	$6.74	$4.75-$12.47
Granted — 1999	73,343	8.33
Exercised	—	—
December 31, 1999, outstanding	369,772	7.05	4.75-12.47
Granted — 2000	80,850	7.90
Forfeited	(2,310)	8.33
Exercised	(922)	5.43
December 31, 2000, outstanding	447,390	7.20	4.75-12.47
Granted — 2001	91,300	12.47
Forfeited	(10,918)	9.13
Exercised	(5,427)	5.67
December 31, 2001 outstanding	522,345	8.10	4.75-12.47

        Shares under option and weighted average exercise prices have been adjusted to reflect stock dividends described in Note 14.

        At December 31, 2001, 2000, and 1999, the weighted-average remaining contractual life of outstanding options was 6.1 years, 6.5 years, and 6.7 years, respectively.

        At December 31, 2001, 2000, and 1999, the number of options exercisable was 361,569, 308,010, and 259,383, respectively, and the weighted-average exercise price of those options was $8.10, $6.53, and $5.90, respectively.

        At December 31, 2001, there were 109,426 additional shares available for grant under the plan. The per share weighted-average fair value of stock options granted during October 2001, October 2000, October 1999, January 1998 and October 1998, was $5.51, $3.20, $3.76, $2.90 and $4.18, respectively, on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions: 2001—expected dividends of $.20 per share, risk-free interest rate of 5.83%, volatility of 31.7%, and an expected life of 10 years; 2000—expected dividends of $.20 per share, risk-free interest rate of 5.87%, volatility of 32.1%, and an expected life of 10 years; 1999—expected dividends of $.20 per share, risk-free interest rate of 6.05%, volatility of 30.9%, and an expected life of 10 years.

        The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income (in thousands)	As reported	$7,108	$5,833	$4,786
	Pro forma	6,951	5,724	4,736
Earnings per share, basic	As reported	1.17	.97	.91
	Pro forma	1.14	.95	.90
Earnings per share, diluted	As reported	1.13	.95	.88
	Pro forma	1.11	.93	.86

Note 16—Commitments and Contingent Liabilities

        Rental expense under leases for equipment and premises was $1.6 million, $1.6 million, and $1.2 million, in 2001, 2000, and 1999, respectively. Required minimum rentals on non-cancelable leases as of December 31, 2001, are as follows:

Year Ending December 31:
(In Thousands)
2002	$1,234
2003	1,238
2004	1,229
2005	1,187
2006	1,164
Thereafter	7,866
Total	$13,918

        The Company leases the main office facility from an entity in which a director has an interest. The Company believes that the lease agreement is at market terms.

        At December 31, 2001, the Company pledged $20.8 million of letter of credit commitments, issued by the Federal Home Loan Bank of Seattle, as collateral to secure $20 million in public deposits. This letter of credit is collateralized by a blanket pledge of the Company's assets.

        The Company is self-insured for medical, dental, and vision plan benefits provided to employees. The Company has obtained stop loss insurance to limit total medical claims in any one year to $25,000 per covered individual and $745,000 for all medical claims. The Company has established a liability for outstanding claims and incurred, but unreported, claims. While management uses what it believes are pertinent factors in estimating the liability, it is subject to change due to claim experience, type of claims, and rising medical costs.

        Off-Balance Sheet Financial Instruments:    In the ordinary course of business, the Company enters into various types of transactions which involve financial instruments with off-balance sheet risk. These instruments include commitments to extend credit and standby letters of credit and are not reflected in the accompanying balance sheets. These transactions may involve to varying degrees credit and interest rate risk in excess of the amount, if any, recognized in the balance sheets. Management does not anticipate any loss as a result of these commitments.

        The Company's off-balance sheet credit risk exposure is the contractual amount of commitments to extend credit and standby letters of credit. The Company applies the same credit standards to these contracts as it uses in its lending process.

	December 31,
	2001	2000
	(In Thousands)
Off-balance sheet commitments:
Commitments to extend credit	$104,076	$89,868
Standby letters of credit	2,964	3,302

        Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by the Company if certain conditions of the contract are violated. Although currently subject to draw down, many of the commitments do not necessarily represent future cash requirements. Collateral held relating to these commitments varies, but generally includes real estate, inventory, accounts receivable, and equipment.

        Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Credit risk arises in these transactions from the possibility that a customer may not be able to repay the Company upon default of performance. Collateral held for standby letters of credit is based on an individual evaluation of each customer's creditworthiness.

Note 17—Regulatory Matters

        The Company and Northrim Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Northrim Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Northrim Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory practices. The Company's and Northrim Bank's capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

        Federal banking agencies have established minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The regulations set forth the definitions of capital, risk-weighted and average assets. As of December 14, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Management believes, as of December 31, 2001, that the Company and Northrim Bank met all capital adequacy requirements.

        The table below illustrates the capital requirements for the Company and its actual capital ratios that exceed these requirements. There is an immaterial difference between the capital ratios for the Bank and the Company.

	Actual		Adequately Capitalized		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)
As of December 31, 2001:
Total Capital (to risk-weighted assets)	$60,146	11.74%	$40,986	> 8.0%	$51,232	> 10.0%
Tier I Capital (to risk-weighted assets)	$52,532	10.25%	$20,500	≥ 4.0%	$30,750	> 6.0%
Tier I Capital (to average assets)	$52,532	8.71%	$24,125	≥ 4.0%	$30,156	≥ 5.0%
As of December 31, 2000:
Total Capital (to risk weighted assets)	$53,019	11.18%	$37,942	≥ 8.0%	$47,427	≥ 10.0%
Tier I Capital (to risk weighted assets)	$45,588	9.61%	$18,971	≥ 4.0%	$28,456	≥ 6.0%
Tier I Capital (to average assets)	$45,588	8.24%	$22,129	≥ 4.0%	$27,661	≥ 5.0%

Note 18—Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate fair value disclosures. All financial instruments are held for other than trading purposes.

        Cash and Money Market Investments:    The carrying amounts reported in the balance sheet represent their fair values.

        Investment Securities:    Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Investments in Federal Home Loan Bank stock are recorded at cost, which also represents fair market value.

        Loans:    For variable-rate loans that reprice frequently, fair values are based on carrying amounts. An estimate of the fair value of the remaining portfolio is based on discounted cash flow analyses applied to pools of similar loans, using weighted average coupon rate, weighted average maturity, and interest rates currently being offered for similar loans. The carrying amount of accrued interest receivable approximates its fair value.

        Deposit Liabilities:    The fair values of demand and savings deposits are equal to the carrying amount at the reporting date. The carrying amount for variable-rate time deposits approximate their fair value. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies currently offered interest rates to a schedule of aggregate expected monthly maturities of time deposits. The carrying amount of accrued interest payable approximates its fair value.

        FHLB Advance:    The carrying amount reported in the balance sheet approximates the fair value.

        Commitments to Extend Credit and Standby Letters of Credit:    The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

        Limitations:    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial Assets:
Cash and money market investments	$41,872	$41,872	$41,310	$41,310
Investment securities	78,603	78,640	75,199	75,213
Net loans	475,362	469,936	407,237	394,824
Accrued interest receivables	3,470	3,470	3,777	3,777
Financial Liabilities:
Deposits	$550,607	$547,737	$484,918	$484,071
Accrued interest payable	962	962	1,336	1,336
Other borrowings	5,682	5,682	4,789	4,789
Unrecognized Financial Instruments:
Commitments to extend credit	$104,076	$1,041	$89,868	$899
Standby letters of credit	2,964	30	3,302	33

Note 19—Quarterly Results of Operations

(In Thousands Except Per Share Data, Unaudited.)

	2001 Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31
Total interest income	$11,523	$12,213	$12,075	$12,285
Total interest expense	3,210	4,101	4,433	5,003
Net interest income	8,313	8,112	7,642	7,282
Provision for loan losses	865	615	460	360
Other operating income	1,285	1,286	1,214	981
Other operating expense	5,657	5,784	5,648	5,480
Income before income taxes	3,076	2,999	2,748	2,423
Income taxes	1,145	1,072	1,019	902
Net Income	$1,931	$1,927	$1,729	$1,521
Earnings per share, basic	$.32	$.32	$.28	$.25
Earnings per share, diluted	$.31	$.31	$.28	$.24
	2000 Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31
Total interest income	$12,851	$12,368	$11,628	$11,068
Total interest expense	5,190	5,283	4,767	4,397
Net interest income	7,661	7,085	6,861	6,671
Provision for loan losses	450	350	250	234
Other operating income	953	905	836	729
Other operating expense	5,545	5,199	5,224	5,332
Income before income taxes	2,619	2,441	2,223	1,834
Income taxes	898	928	826	632
Net Income	$1,721	$1,513	$1,397	$1,202
Earnings per share, basic	$.28	$.25	$.23	$.20
Earnings per share, diluted	$.28	$.25	$.23	$.20

Note 20—Disputes and Claims

        The Company from time to time may be involved with disputes, claims and litigation related to the conduct of its banking business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position, results of operations and cash flows.

Independent Auditor's Report

To the Board of Directors of Northrim BanCorp, Inc.:

        We have audited the accompanying consolidated balance sheets of Northrim BanCorp and subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northrim BanCorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

January 11, 2002
Anchorage, Alaska

Northrim BanCorp, Inc.

Management's Discussion and Analysis
Of Financial Condition and Results of Operation

        This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe Northrim's management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of Northrim's style of banking and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this Annual Report are forward-looking. We use words such as anticipates, believes, expects, future, intends and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: expansion of the Alaska economy, improved net interest margins and the ability to maintain asset quality. There are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Further, actual results may be affected by our ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in Northrim Bank's filings with the FDIC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations.

Overview

        We are a publicly traded bank holding company with a wholly-owned subsidiary, Northrim Bank, that is a state chartered, full-service commercial bank. We are headquartered in Anchorage and have 10 branch locations, seven in Anchorage, and one in each Fairbanks, Eagle River and Wasilla. We offer a wide array of commercial bank loan and deposit products, including electronic banking services over the Internet.

        We opened the Bank for business in Anchorage in 1990. The Bank became the wholly-owned subsidiary of the Company effective December 31, 2001, when we completed our bank holding company reorganization. We opened our first branch in Fairbanks in 1996, and our second location in Anchorage in 1997. During the second quarter of 1999, we purchased eight branches located in Anchorage, Eagle River and Wasilla from Bank of America. This acquisition resulted in us acquiring $114 million in loans, $124 million in deposits and $2 million in fixed assets for a purchase price of $5.9 million.

        One of our major objectives is to increase our market share in Anchorage and Fairbanks, Alaska's two largest urban areas. We estimate that we hold a 21% share of the commercial bank deposit market in Anchorage and an 8% share of the Fairbanks market as of June 30, 2001.

        Our growth and operations depend upon the economic conditions of Alaska and the specific markets it serves. The economy of Alaska is dependent upon the natural resources industries, in particular oil production, as well as tourism, government, and U.S. military spending. Approximately 40% of the Alaska economy is generated from the oil industry and 75% of the Alaska state government is funded through various taxes and royalties on the oil industry. Any significant changes in the Alaska economy and the markets we serve eventually could have a positive or negative impact on the Company.

        During the second quarter of 1999, we sold 1,842,900 shares of our common stock in an underwritten common stock offering that generated $18.5 million in net proceeds. We used the proceeds to purchase the Bank of America branches and to provide capital for additional growth.

        At December 31, 2001, we had assets of $620.5 million and gross loans of $482.6 million, an increase of 13% and 17%, respectively, over the previous year. Our net income and diluted earnings per share for 2001 were $7.1 million and $1.13, respectively; an increase of 22% and 19%, respectively, from 2000.

•
Shareholder Value

We believe that our shareholders, by choosing to invest in Northrim, have expressed their belief in us and our ability to protect and enhance their investments. By staying true to the values stated herein, and by managing the bank in a prudent and fiscally responsible manner, we build both short- and long-term value for our shareholders.

Net Interest Income

        Our results of operations are dependent to a large degree on our net interest income. We also generate other income, primarily through service charges and fees, earnings from our mortgage affiliate, and other sources. Our operating expenses consist primarily of compensation, employee benefits expense and occupancy expense. Interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities.

        For most financial institutions, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Changes in net interest income are influenced by the level and relative mix of interest earning-assets and interest-bearing liabilities. During the fiscal years ended December 31, 2001, 2000 and 1999, average interest-earning assets were $538.3 million, $491.9 million, and $397.3 million, respectively. During these same periods, net interest margins were 5.82%, 5.75% and 6.03%, respectively, which reflect our balance sheet mix and premium pricing on loans compared to other community banks and an emphasis on construction lending, which has a higher fee base. Our net interest margin increased in 2001 from 2000 due in part to the interest rate sensitivity structure of our balance sheet during a period of declining interest rates and an increase in loan fees due to improved economic activity in Alaska.

        The following table sets forth for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-

earning assets and interest expense on interest-bearing liabilities. Resultant yields or costs, net interest income and net interest margin are also presented.

	Year ended December 31,
	2001			2000			1999
	Average outstanding balance	Interest earned/ paid (1)	Yield/ rate	Average outstanding balance	Interest earned/ paid (1)	Yield/ rate	Average outstanding balance	Interest earned/ paid (1)	Yield/ rate
	(In Thousands)
Assets:
Loans (2)	$453,306	$43,380	9.57%	$414,321	$43,051	10.39%	$338,590	$34,331	10.14%
Securities	69,116	4,090	5.92	59,105	3,696	6.25	49,213	2,880	5.85
Overnight investments	15,866	626	3.95	18,475	1,169	6.33	9,478	449	4.74
Total interest-earning assets	538,288	48,096	8.93	491,901	47,916	9.74	397,281	37,660	9.48
Noninterest-earning assets	41,798			38,933			35,920
Total assets	$580,086			$530,834			$433,201
Liabilities and Shareholders' Equity:
Deposits:
Interest-bearing demand accounts	$45,334	$844	1.86%	$41,828	$1,193	2.85%	$31,967	$735	2.30%
Money market accounts	132,950	4,574	3.44	114,928	6,214	5.41	82,191	3,550	4.32
Savings accounts	34,731	868	2.50	30,996	1,051	3.39	26,878	776	2.89
Certificates of deposit	190,693	10,243	5.37	186,501	10,942	5.87	161,255	8,371	5.19
Total interest-bearing deposits	403,708	16,529	4.09	374,253	19,400	5.18	302,291	13,432	4.44
Borrowings	4,919	218	4.43	3,042	237	7.79	5,108	281	5.50
Total interest-bearing liabilities	408,627	16,747	4.10	377,295	19,637	5.20	307,399	13,713	4.46
Demand deposits and other noninterest-bearing liabilities	113,713			102,557			85,624
Total liabilities	522,340			479,852			393,023
Shareholders' equity	57,746			50,982			40,178
Total liabilities and shareholders' equity	$580,086			$530,834			$433,201
Net interest income		$31,349			$28,279			$23,947
Net interest margin (3)			5.82%			5.75%			6.03%

(1)
Interest income includes loan fees.

(2)
Nonaccrual loans are included with a zero effective yield.

(3)
The net interest margin on a tax equivalent basis was 5.88%, 5.82%, 6.10%, 6.20%, and 6.24%, respectively, for 2001, 2000, 1999, 1998, and 1997.

1998			1997
Average outstanding balance	Interest earned/ rate	Yield/ rate	Average outstanding balance	Interest earned paid (1)	Yield/ rate
$231,395	$25,547	11.04%	$186,990	$20,886	11.17%
43,052	2,579	5.99	34,931	2,179	6.24
12,884	672	5.22	14,132	756	5.35
287,331	28,798	10.02	236,053	23,821	10.09
18,061			16,069
$305,392			$252,122
$17,742	$471	2.65%	$15,634	$429	2.74%
57,639	2,625	4.55	51,437	2,469	4.80
13,810	443	3.21	12,498	413	3.30
128,911	7,301	5.66	98,710	5,650	5.72
218,102	10,840	4.97	178,279	8,961	5.03
2,590	130	5.02	2,361	135	5.72
220,692	10,970	4.97	180,640	9,096	5.04
59,740			50,428
280,432			231,068
24,960			21,054
$305,392			$252,122
	$17,828			$14,725
		6.20%			6.24%

        The following table sets forth the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the changes due to volume and the changes due to interest rate.

	2001 compared to 2000 Increase (decrease) due to			2000 compared to 1999 Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:
Loans	$3,731	$(3,402)	$329	$7,869	$851	$8,720
Securities	592	(198)	394	619	197	816
Overnight investments	(103)	(440)	(543)	569	151	720
Total interest income	$4,220	$(4,040)	$180	$9,057	$1,199	$10,256
Interest Expense:
Deposits:
Interest-bearing demand accounts	$65	$(414)	$(349)	$281	$177	$458
Money market accounts	(55)	(2,271)	(2,326)	2,685	665	3,350
Savings accounts	584	(81)	503	(498)	87	(411)
Certificates of deposit	225	(924)	(699)	1,481	1,090	2,571
Total interest on deposits	819	(3,690)	(2,871)	3,949	2,019	5,968
Borrowings	83	(102)	(19)	(161)	117	(44)
Total interest expense	$902	$(3,792)	$(2,890)	$3,788	$2,136	$5,924

Results of Operations

        Net Income:    We reported net income of $7.1 million in 2001, compared to net income of $5.8 million in 2000 and $4.8 million in 1999. Net income per diluted share was $1.13, $.95, and $.88, respectively. Net income for 2000 contains a full year effect of the branches acquired in 1999. Net income for 1999 contained only a partial year impact of the acquired branches and was also favorably impacted by a substantial reduction in the loan loss provision due to improved quality in the loan portfolio.

        Net Interest Income:    Net interest income in 2001 was $31.3 million compared to $28.3 million in 2000 and $23.9 million in 1999, reflecting an increase in our interest-earning assets. Average interest-earning assets increased $46.4 million, or 9%, in 2001 compared to an increase in average interest-bearing liabilities in 2001 of $31.3 million, or 8%. Average interest-earning assets increased $94.6 million, or 24%, in 2000 compared to an increase in average interest-bearing liabilities in 2000 of $69.9 million, or 23%.

        Loans are the highest yielding component of earning assets. Average loans were $39 million, or 9%, greater in 2001 than in 2000. Average loans were $75.7 million, or 22%, greater in 2000 than in 1999. Loans comprised 84%, 84%, and 85%, respectively, of total earning assets at the end of 2001, 2000 and 1999. The yield on loans averaged 9.57% in 2001, 10.39% in 2000, and 10.14% in 1999.

        We acquired $114 million of loans in June 1999 from Bank of America. The mix of loans acquired included $12 million of commercial loans, $56 million of real estate loans, and $46 million of consumer loans. We assumed $124 million of deposits from Bank of America, consisting of $72 million of demand deposit accounts, $27 million of savings accounts, and $25 million of time deposits.

        Growth in the loan portfolio during 2001 was $69.1 million, or 17%. Commercial loans increased $28.8 million, or 21%, commercial real estate loans increased $15.3 million, or 9%, and construction loans increased $10.9 million, or 19%, in 2001. Consumer loans decreased $5.2 million, or 9%. Funding for the growth in loans in 2001 came from an increase in interest-bearing liabilities and from noninterest-bearing sources of funds and capital.

        We began a program in 1998 of purchasing single family mortgage loans originated from our mortgage company affiliate, Residential Mortgage LLC ("RML"), an Alaska mortgage company formed in 1998 in which we have a 30% interest in the profits and losses. These loans, which are committed for sale to mortgage investors, have generally been held by the Company for less than 45 days. At December 31, 2001, these loans totaled $19.5 million compared to $130,000 on December 31, 2000.

        Our net interest margin (net interest income divided by average earning assets) was 5.82% in 2001, 5.75% in 2000, and 6.03% in 1999. The average yield on earnings assets was 8.93% in 2001, 9.74% in 2000, and 9.48% in 1999, while the average cost of interest-bearing liabilities was 4.10% in 2001, 5.20% in 2000, and 4.46% in 1999.

        Provision for Loan Losses:    The provision for loan losses in 2001 was $2.3 million, compared to $1.3 million in 2000 and $561,000 in 1999. We increased the provision in 2001 and 2000 because of loan growth and an increase in charge-offs. Management reduced the loan loss provision in 1999 due to improved quality in the loan portfolio during that year. The allowance for loan losses was $7.2 million, or 1.49% of total loans, at December 31, 2001, $6.2 million, or 1.50% of total loans, at December 31, 2000, and $6.1 million, or 1.54% of total loans, at December 31, 1999.

        Charge-Offs:    Net loan charge-offs were $1.3 million, or .29% of average loans, in 2001, $1.2 million, or .28% of average loans, in 2000, and $162,000, or .05% of average loans, in 1999.

        Nonperforming Loans; Real Estate Owned:    Nonperforming loans (nonaccrual loans, accruing loans delinquent 90 days or more, and restructured loans) were $3.6 million, or .74% of total loans, at December 31, 2001, $3.6 million, or .86% of total loans, at December 31, 2000, and $1.1 million, or .28% of total loans, at December 31, 1999. While the amount of nonperforming loans was constant over the last two years, the amount of SBA guaranteed loans included in these totals increased from $172,000 in 2000 to $1 million in 2001. We expect to collect on these guaranteed loans. Loans are placed on a nonaccrual basis when management believes serious doubt exists about the collectability of principal or interest. Our policy generally is to discontinue the accrual of interest on all loans 90 days or more past due and place them on nonaccrual status. Cash payments on nonaccrual loans are directly applied to the principal balance. The amount of unrecognized interest on nonaccrual loans was $270,000, $219,000, and $140,000 in 2001, 2000 and 1999, respectively.

        We did not have any real estate owned at December 31, 2001.

        The following table sets forth information regarding our nonperforming loans and total nonperforming assets:

	December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Nonperforming loans:
Nonaccrual loans	$2,615	$2,425	$876	$523	$1,891
Accruing loans past due 90 days or more	965	1,101	154	52	116
Restructured loans	—	48	58	75	196
Total nonperforming loans	3,580	3,574	1,088	650	2,203
Real estate owned	—	—	263	613	1,203
Total nonperforming assets	$3,580	$3,574	$1,351	$1,263	$3,406
Allowance for loan losses to period-end loans	1.49%	1.50%	1.54%	1.82%	2.00%
Allowance for loan losses to nonperforming loans	201%	174%	560%	741%	185%
Nonperforming loans to period-end loans	0.74%	0.86%	0.28%	0.25%	1.08%
Nonperforming assets to total assets	0.58%	0.65%	0.27%	0.37%	1.25%

        Potential Problem Loans:    At December 31, 2001, potential problem loans approximated $3.2 million. Potential problem loans are loans which are currently performing and are not included in nonaccrual, accruing loans 90 days or more past due, or restructured loans that have developed serious doubts as to the borrower's ability to comply with present payment terms and which may later be included in nonaccrual, past due, or restructured loans.

        Analysis of Allowance for Loan Losses:    The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, estimated collateral values, loss experience, credit concentrations and an overall evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. Management believes that at December 31, 2001, the allowance is adequate to cover anticipated losses.

        While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions and other events could result in adjustment to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

        The following table shows the allocation of the allowance for loan losses at December 31, 2001, 2000, 1999, 1998, and 1997:

	December 31,
	2001 % of Total		2000 % of Total		1999 % of Total		1998 % of Total		1997 % of Total
Balance applicable to:	Amount	Loans (1)	Amount	Loans (1)	Amount	Loans (1)	Amount	Loans (1)	Amount	Loans (1)
	(Dollars in Thousands)
Commercial	$4,086	34%	$3,556	33%	$2,644	32%	$2,335	38%	$2,180	50%
Construction	336	14	571	14	57	17	35	20	87	21
Term	410	37	389	39	537	37	62	31	128	24
Loans for sale	—	4	—	0	—	1	—	7	—	—
Consumer	5	11	5	14	14	13	—	4	6	5
Unallocated	2,363		1,687		2,839		2,187		1,680
Total	$7,200	100%	$6,208	100%	$6,091	100%	$4,819	100%	$4,081	100%

(1)
Represents percentage of this category of loans to total loans.

        The following table sets forth for the periods indicated information regarding changes in our allowance for loan losses:

	December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Balance at beginning of period	$6,208	$6,091	$4,819	$4,081	$3,069
Charge-offs:
Commercial loans	(687)	(1,322)	(561)	(774)	(1,085)
Real estate loans	(748)	—	—	—	(175)
Consumer loans	(118)	(82)	(43)	(42)	(27)
Total charge-offs	(1,553)	(1,404)	(604)	(816)	(1,287)
Recoveries:
Commercial loans	234	231	435	50	36
Real estate loans	—	—	—	—	—
Consumer loans	11	6	7	13	2
Total recoveries	245	237	442	63	38
Allowance established for loans acquired with purchased branches		873
Provision for loan losses	2,300	1,284	561	1,491	2,261
Balance at end of period	$7,200	$6,208	$6,091	$4,819	$4,081
Ratio of net charge-offs to average loans outstanding during the period	0.29%	0.28%	0.05%	0.33%	0.67%

        Other Operating Income:    Total other income increased $1.3 million, or 39%, in 2001 after increasing $939,000, or 38%, in 2000 and $651,000, or 35% in 1999. The following table separates the more routine (recurring) sources of other income from those that can fluctuate significantly from period to period.

	Years ended December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Other Operating Income:
Deposit service charges	$1,606	$1,801	$1,540	$807	$691
Loan service fees	467	318	233	228	236
Merchant credit card transaction fees	400	296	267	302	219
Electronic banking fees	652	502	—	—	—
Other transaction fees	324	317	225	166	114
Income (loss) from NCIC subsidiary	1,208	98	175	(41)	—
Other income	24	27	10	22	41
Recurring sources	4,681	3,359	2,450	1,484	1,301
Gains on sale of SBA loans	—	56	—	106	89
Gain (loss) on sale of securities	47	(3)	17	142	53
Gain on sale of mortgage servicing	—	—	—	—	168
Gain on sale of ORE	38	14	20	104	12
Other sources	85	67	37	352	322
Total other operating income	$4,766	$3,426	$2,487	$1,836	$1,623

        The recurring sources of other income in 2001 increased $1.3 million, or 39%, in 2000 increased $909,000, or 37%, and in 1999 increased $966,000, or 65%. Most of the components of noninterest income increased in 2000 and 1999 due to higher transaction volume related to the loans and deposits acquired from Bank of America branches and other growth.

        Included in recurring sources of other income in 2001, 2000 and 1999 are $1.2 million, $98,000 and $175,000, respectively, of income from Northrim Capital Investment Company (NCIC) compared to a loss of $41,000 in 1998. NCIC is a subsidiary of Northrim Bank, which holds the ownership interest in RML. Earnings from RML have fluctuated with activity in the housing market which has been affected by local economic conditions and changes in mortgage interest rates. In 2001, declining mortgage interest rates triggered a major increase in the demand for mortgage loans by consumers both for the refinance of existing loans and the purchase of new homes. RML commenced business in the third quarter of 1998.

        The other sources of other operating income in 2001 increased $18,000, or 27%, in 2000 increased $30,000, or 81%, while in 1999, they decreased $315,000, or 89%, from 1998. We recorded a gain of $56,000 and $106,000 on the sale of SBA loans in 2000 and 1998, respectively. Security gains of $47,000 were recorded in 2001 compared to security losses of $3,000 recorded in 2000, security gains of $17,000 and $142,000 were recorded in 1999 and 1998, respectively. We also recorded a gain on the sale of other real estate owned for $38,000 in 2001, $14,000 in 2000, and $20,000 in 1999. We sold our mortgage servicing rights for a gain of $168,000 in 1997. We closed our mortgage production department in 1996, and the servicing was a remnant of that activity.

        Other Operating Expense:    Other operating expense increased $1.3 million, or 6%, in 2001, $2.9 million, or 16%, in 2000, and $6.1 million, or 49%, in 1999. The following table breaks out the other operating expense categories.

	Years ended December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Other Operating Expense:
Salaries and other personnel expense	$12,135	$11,165	$9,889	$6,665	$6,044
Other expenses	3,313	3,364	2,579	1,509	1,108
Consulting expense	104	50	270	68	117
Intangible asset amortization	832	832	460	—	—
Occupancy, net	1,963	1,840	1,728	1,130	1,030
Equipment, net	1,508	1,497	1,222	846	845
Marketing	1,153	1,034	1,013	900	834
Legal expense	302	184	113	72	33
Loan collection and ORE costs	49	124	127	382	189
Cash handling costs	327	460	220	244	165
Supply expense	443	462	500	278	336
Software amortization	440	292	244	216	290
Total other operating expense	$22,569	$21,304	$18,365	$12,310	$10,991

        Salaries and other personnel expense, occupancy expense and equipment costs, in the aggregate, increased $1.1 million, or 8%, in 2001, $1.7 million, or 13%, in 2000, and $4.2 million, or 49%, in 1999 reflecting increases to service our overall growth and growth due to the loans and deposits acquired from the eight Bank of America branches. In addition, the costs of amortizing the intangible asset, created as a result of the branch purchase, did not commence until mid-1999. Intangible amortization expense was $832,000 in 2001 and 2000 and $460,000 in 1999. In 2002, amortization expense will decrease by $464,000 because of the effect of a change in the accounting treatment of goodwill and intangible assets. As a result of the requirements of SFAS No. 142, we will no longer amortize goodwill.

        Legal costs increased $118,000 or 64%, in 2001, and $71,000, or 63%, in 2000. These costs were associated in part with litigation issues that were settled favorably for the Company. In 2002, we expect to recover a substantial portion of these costs.

        Loan collection and ORE costs decreased $75,000, or 60%, in 2001, $3,000, or 2%, in 2000, and $255,000, or 67%, in 1999. These costs represent the out-of-pocket expense we incurred to liquidate problem assets and manage repossessed property resulting from the collection process. In 2001, these costs declined because we were able to resolve problem loans without the assistance of outside legal counsel in many instances. In addition, we did not hold any ORE during the year, which also helped reduce expenses in this area. In 1999, we were successful in recovering various collection expenses in 1999 that were recorded in 1998.

        Income Taxes:    The provision for income taxes increased $854,000, or 26%, to $4.1 million in 2001 compared to $3.3 million in 2000. The effective tax rate for 2001 was 37% compared to 36% for 2000 and 1999. The lower tax rate in 2000 and 1999 is due, in part, to acquiring approximately $14 million of tax-exempt loans from Bank of America.

Liquidity and Sources of Funds

        Our primary sources of funds are customer deposits and advances from the Federal Home Loan Bank of Seattle ("FHLB"). These funds, together with loan repayments, loan sales, other borrowed funds, retained earnings, and equity are used to make loans, to acquire securities and other assets, and to fund continuing operations.

        Deposits:    Deposits are our primary source of new funds.

        Total deposits increased 14% to $550.6 million at December 31, 2001, compared with $484.9 million at December 31, 2000, and $443.8 million at December 31, 1999. Our deposits generally are expected to fluctuate according to the level of our market share, economic conditions, and normal seasonal trends.

        Average Balances and Rates:    The following table sets forth the average balances outstanding and average interest rates for each major category of our deposits, for the periods indicated:

	Years ended December 31,
	2001		2000		1999		1998		1997
	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid	Average balance	Average rate paid
	(Dollars in thousands)
Interest-bearing demand accounts	$45,334	1.86%	$41,828	2.85%	$31,967	2.30%	$17,742	2.65%	$15,634	2.74%
Money market accounts	132,950	3.44	114,928	5.41	82,191	4.32	57,639	4.55	51,437	4.80
Savings accounts	34,731	2.50	30,996	3.39	26,878	2.89	13,810	3.21	12,498	3.30
Certificates of deposit	190,693	5.37	186,501	5.87	161,255	5.19	128,911	5.66	98,710	5.72
Total interest-bearing accounts	403,708	4.09%	374,253	5.18%	302,291	4.44%	218,102	4.97%	178,279	5.03%
Non interest-bearing demand accounts	109,748		98,559		82,406		57,267		48,465
Total average deposits	$513,456		$472,812		$384,697		$275,369		$226,744

        Certificates of Deposit:    The only deposit category with stated maturity dates is certificates of deposit. At December 31, 2001, we had $184.6 million in certificates of deposit, of which $148.8 million, or 81%, are scheduled to mature in 2002.

        The following table sets forth the amounts and maturities of our certificates of deposit with balances of $100,000 or more, at the dates indicated:

	December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Remaining maturity:
Three months or less	$20,739	$24,393	$25,297	$22,053	$11,782
Over three through six months	27,531	26,227	24,861	30,030	9,423
Over six through 12 months	30,549	27,743	22,020	17,083	18,006
Over 12 months	19,167	9,499	10,174	9,273	7,939
Total	$97,986	$87,862	$82,352	$78,439	$47,150

        Alaska Permanent Fund:    The Alaska Permanent Fund may invest in certificates of deposit at Alaska banks in an aggregate amount with respect to each bank, not to exceed its capital and at specified rates and terms. The depository bank must collateralize the deposit. At December 31, 2001, we held $20 million in certificates of deposit for the Alaska Permanent Fund, collateralized by letters of credit issued by the FHLB.

        FHLB:    At December 31, 2001, our maximum borrowing line from the FHLB was equal to $69.4 million, approximately 11% of the Company's assets. At December 31, 2001, there was no balance outstanding on the line. At December 31, 2001, $20 million of the borrowing line was committed to secure public deposits. FHLB advances are secured by a blanket pledge of the Company's assets.

        Other Short-term Borrowing:    At December 31, 2001, there were no short-term (original maturity of one year or less) borrowings that exceeded 30% of shareholders' equity.

        Subordinated Line of Credit:    We have established a $3 million subordinated note line with an independent bank. At December 31, 2001, we had drawn $1.5 million on this line.

        Loans Receivable:    Loans receivable increased to $482.6 million at December 31, 2001, compared to $413.4 and $395.3 million at December 31, 2000 and 1999, respectively. At December 31, 2001, 65% of the portfolio was scheduled to mature or reprice in 2002 with 28% scheduled to mature or reprice between 2003 and 2006. Future growth in loans is generally dependent on new loan demand and deposit growth, constrained by our policy of being "well-capitalized."

        Investment Securities:    Investment securities totaled $78.6 million at December 31, 2001, an increase of $3.4 million, or 5% from year-end 2000. Investment securities designated as available for sale comprised 94% of the portfolio and would be available to meet liquidity requirements. Both available for sale and held to maturity securities may be pledged as collateral to secure public deposits. At December 31, 2001, $25.4 million in securities were pledged.

Capital

        Our shareholders' equity at December 31, 2001, was $60.8 million, a $6.5 million, or 12%, increase from 2000. Our shareholders' equity at December 31, 1999, included the $18.5 million in net proceeds generated by our underwritten public offering of 1,842,900 shares of our stock completed during the second quarter of 1999.

        We are subject to minimum capital requirements. Federal banking agencies have adopted regulations establishing minimum requirements for the capital adequacy of banks and bank holding companies. The requirements address both risk-based capital and leverage capital. We believe as of

December 31, 2001, that the Company and Northrim Bank met all applicable capital adequacy requirements.

        The FDIC has in place qualifications for banks to be classified as "well-capitalized." As of December 14, 2001, the most recent notification from the FDIC categorized Northrim Bank as "well-capitalized." There were no conditions or events since the FDIC notification that we believe have changed Northrim Bank's classification.

        The table below illustrates the capital requirements for the Company and its actual capital ratios that exceed these requirements. There is an immaterial difference between the capital ratios for the Bank and the Company. (See Note 17 of the Consolidated Financial Statements for a detailed discussion of the capital ratios.)

	December 31, 2001
	Minimum	Well Capitalized	Actual Ratio
Tier 1 risk-based capital	4.00%	6.00%	10.25%
Total risk-based capital	8.00%	10.00%	11.74%
Leverage ratio	4.00%	5.00%	8.71%

Effects of Inflation and Changing Prices

        The primary impact of inflation on our operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

Quantitative and Qualitative Disclosure

About Market Risk

        Our results of operations depend substantially on our net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition.

        The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by setting a target range and minimum for the net interest margin and running simulation models under different interest rate scenarios to measure the risk to earnings over the next 12-month period.

        In order to control interest rate risk in a rising interest rate environment, our philosophy is to shorten the average maturity of the investment portfolio and emphasize the pricing of new loans on a floating rate basis in order to achieve a more asset sensitive position, therefore, allowing quicker repricings and maximizing net interest margin. Conversely, in a declining interest rate environment, our philosophy is to lengthen the average maturity of the investment portfolio and emphasize fixed rate loans, thereby becoming more liability sensitive. In each case, the goal is to exceed our targeted net interest margin range without exceeding earnings risk parameters.

        The excess of our interest-earning assets over interest-bearing liabilities has generally been invested in securities, primarily securities issued by governmental agencies. The securities portfolio contributes to our profits and plays an important part in the overall interest rate management. The primary tool used to manage interest rate risk is determination of mix, maturity and repricing characteristics of the loan portfolios. The loan and securities portfolios must be used in combination with management of deposits and borrowing liabilities and other asset/liability techniques to actively man-age the applicable components of the balance sheet. In doing so, we estimate our future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases, and estimated interest rate changes.

        Although analysis of interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of exposure to interest rate risk, we believe that because interest rate gap analysis does not address all factors that can affect earnings performance, such as early withdrawal of time deposits and prepayment of loans, it should not be used as the primary indictor of exposure to interest rate risk and the related volatility of net interest income in a changing interest rate environment. Interest rate gap analysis is primarily a measure of liquidity based upon the amount of change in principal amounts of assets and liabilities outstanding, as opposed to a measure of changes in the overall net interest margin.

        The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of our interest-earning assets and interest-bearing liabilities at December 31, 2001. The amounts in the table are derived from internal data based upon regulatory reporting formats and, therefore, may not be wholly consistent with financial information appearing elsewhere in the audited financial statements that have been prepared in accordance with generally accepted accounting principles. The amounts shown below could also be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

	Estimated maturity or repricing at December 31, 2001
	0-3 months	4-12 months	1-5 years	≥ 5 years	Total
	(In Thousands)
Interest-Earning Assets:
Overnight investments	$15,832	$—	$—	$—	$15,832
Investment securities	12,444	17,510	35,860	11,917	77,731
Loans:
Commercial	104,756	21,504	29,572	9,171	165,003
Real estate construction	45,835	20,924	1,846	—	68,605
Real estate term	57,983	45,642	82,805	10,132	196,562
Installment and other consumer	12,179	5,876	20,528	13,653	52,236
Total interest-earning assets	$249,029	$111,456	$170,611	$44,873	$575,969
Percent of total interest-earning assets	43%	19%	30%	8%	100%
Interest-Bearing Liabilities:
Interest-bearing demand accounts	$49,916	$—	$—	$—	$49,916
Money market accounts	139,524	—	—	—	139,524
Savings accounts	47,669	—	—	—	47,669
Certificates of deposit	41,425	107,363	35,719	110	184,617
FHLB advances	—	—	—	—	—
Other borrowings	4,182	1,500	—	—	5,682
Total interest-bearing liabilities	$282,716	$108,863	$35,719	$110	$427,408
Percent of total interest-bearing liabilities	66%	25%	8%	—	100%
Interest sensitivity gap	$(33,687)	$2,593	$134,892	$44,763	$148,561
Cumulative interest sensitivity gap	$(33,687)	$(31,094)	$103,798	$148,561
Cumulative interest sensitivity gap as a percentage of total assets	(5%)	(5%)	17%	24%

        As previously stated, certain shortcomings, including those described below, are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets have features, which restrict changes in their interest rates, both on a short-term basis and over the lives of the assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables as can the relationship of rates between different loan and deposit categories. Moreover, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates.

        We utilize a simulation model to monitor and manage interest rate risk within parameters established by our internal policy. The model projects the impact of a 100 basis point increase and a 100 basis point decrease, from prevailing interest rates, on the balance sheet over a period of 12 months. Generalized assumptions are made on how investment securities, classes of loans and various deposit products might respond to the interest rate changes. These assumptions are inherently uncertain, and as a result, the model cannot precisely estimate net interest income nor precisely predict the impact of higher or lower interest rates on net interest income. Actual results would differ from simulated results due to factors such as timing, magnitude and frequency of rate changes, customer reaction to rate changes, changes in market conditions and management strategies, among other factors.

        Based on the results of the simulation models at December 31, 2001, we expect an increase in net interest income of $538,000, and a decrease of $1.1 million in net interest income over a 12-month period, if interest rates decreased or increased an immediate 100 basis points, respectively.

Market for Common Stock

        Our common stock trades on the Nasdaq Stock Market under the symbol, "NRIM." We are aware that large blocks of our stock are held in street name by brokerage firms. At December 31, 2001, the number of shareholders of record of our common stock was 234.

        Our initial public offering in 1990 sold 2.1 million shares at $4.30 per share. A secondary offering in 1992 sold 449,000 shares at $3.49 per share. Subsequent underwritten public offerings sold 1 million shares at $5.88 per share in 1993, and 2.1 million shares were sold at $9.43 in 1999. Amounts and per share prices have been restated to reflect stock splits and stock dividends where appropriate.

        We began paying regular cash dividends of $.05 per share in the second quarter of 1996. Cash dividends totaled $1.1 million, $1.1 million, and $841,000 in 2001, 2000, and 1999, respectively. On January 10, 2002, the Board of Directors approved payment of a $.05 per share dividend on February 8, 2002, to shareholders of record on January 28, 2002. The Company and Northrim Bank are subject to restrictions on the payment of dividends to an amount not greater than net profits on hand (computed in accordance with regulations).

        The following are high and low sales prices as reported by Nasdaq. Prices do not include retail markups, markdowns or commissions. Prices have been adjusted for applicable stock dividends.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	$11.48	$12.69	$13.45	$15.00
	Low	$8.95	$9.90	$10.35	$11.35
2000	High	$8.89	$7.99	$8.67	$9.23
	Low	$6.35	$6.35	$6.64	$7.20

Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The provisions of Statement 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

        Amortization expense related to goodwill was $464,000 for the year ended December 31, 2001 and 2000, and $349,000 for the year ended December 31, 1999. The expected effect on the bank of FAS 142 for 2002 will be the elimination of $464,000 in amortization expense related to goodwill. However, the Company will continue to accrue a benefit from this amortization expense for tax purposes as it will continue to deduct it from taxable income. The Company will continue to amortize a core deposit intangible asset as it believes it has a determinable useful life.

        In August 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Statement No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset. Companies are required to adopt Statement No. 143 for fiscal years beginning after June 15, 2002, with early adoption encouraged. Northrim believes the adoption of Statement No. 143 will have no impact on its financial statements.

        In October 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement, and broadens the presentation of discontinued operations to include more disposal transactions. Statement No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The FASB encourages early application of this statement. Northrim believes the adoption of Statement No. 144 will have no impact on its financial statements.

2001 Board of Directors
Northrim BanCorp, Inc. & Northrim Bank

Marc Langland
Chairman, President & CEO
Larry S. Cash
President and CEO, RIM Architects
Mark G. Copeland
President, Strategic Analysis, LLC
Frank A. Danner
President and CEO, Far North Fishermen, Inc.; Secretary/Treasurer, IMEX, Limited
dba Dynamic Properties
Ronald A. Davis
Vice President, Acordia Professional Liability Services; Retired CEO and Administrator, Tanana Valley Clinic
Anthony Drabek
President and CEO, Natives of Kodiak, Inc.
Chris N. Knudson
Executive Vice President and Chief Operating Officer
Richard L. Lowell
President, Ribelin Lowell & Company Insurance Brokers, Inc.
Irene Sparks Rowan
Former Chairman and Director,
Klukwan, Inc. and its subsidiaries
Joseph E. Usibelli
Chairman and CEO, Usibelli Coal Mine, Inc.

Northrim Bank Officers
AVP and above as of 1/31/02

Marc Langland Chairman of the Board, President, Chief Executive Officer
Chris Knudson Executive Vice President, Chief Operating Officer
Audrey Bren Senior Vice President, Accounting Manager, Controller
Ramona Evers Senior Vice President, Branch Administration Manager
Victor Mollozzi Senior Vice President, Senior Credit Officer
Lori Philo-Cook Senior Vice President, Marketing Director
Joe Schierhorn Senior Vice President, Chief Financial Officer
Bob Shake Senior Vice President, Commercial Loan Manager, Midtown Financial Center
Debbie Shannon Senior Vice President, Chief Information Officer
Paul Wellman Senior Vice President, Credit Administration
Ravnit Basi-LaChapelle Vice President, Risk Management
Creta Bloxom Vice President, Construction Lending Manager
Vilma Chavez Vice President, Loan Support Services Manager
Catherine Claxton Vice President, Commercial Real Estate Loan Officer
Joe Crosson Vice President, Business Development & Cash Management Officer
Duane Dudley Vice President, Commercial Loan Officer
Sherry Eagley Vice President, Bank Operations
Ken Ferguson Vice President, Commercial Real Estate Lending Manager
Carolyn Jennings Vice President, Branch Administration, Sales & Service Manager
Rich Jerger Vice President, Information Systems Manager
Ed LaFleur Vice President, Commercial Loan Officer
Jim Miller Vice President, Commercial Loan Officer
Joanne Partain Phelan Vice President, eCommerce Product Manager
Ted Perez Vice President, Commercial Loan Officer, Wasilla
Kate Rice Vice President, Human Resources Manager
Gary Roderick Vice President, Commercial Loan Manager, Fairbanks Financial Center
Sharon Smith Vice President, Branch Administration, Operations Manager
Brian Spink Vice President, Internal Audit Manager
Stephen Street Vice President, Commercial Loan Officer
Suzanne Whittle Vice President, Customer Support Services Manager
Julie Bailey Assistant Vice President, Community Development & Compliance Officer
Linda Barnes Assistant Vice President, Branch Administration
Erika Bills Assistant Vice President, Branch Manager, Wasilla
Kimberly Farrell Brewington Assistant Vice President, Commercial Sales & Service Manager
Margaret Cunningham Assistant Vice President, Branch Manager, 36th Avenue
Anita DeVore Assistant Vice President, Security Officer
Ray Dinger Assistant Vice President, Commercial Real Estate Loan Officer
Anita Foster Assistant Vice President, Marketing Officer
Sandi Garnand Assistant Vice President, Commercial Loan Officer, SouthSide Financial Center
Cheryl Hanna Assistant Vice President, Branch Manager, Aurora Village
Richard Henningsen Assistant Vice President, Account Executive
Brian Hove Assistant Vice President, Commercial Loan Officer, Fairbanks
Financial Center
Terry Lee Assistant Vice President, Electronic Banking Officer
Sue Lyman Assistant Vice President, Consumer & Small Business Credit Desk Officer
Kathy Martin Assistant Vice President, Construction Loan Officer, Wasilla
Judith Diane McKee Assistant Vice President, Branch Manager, Huffman & Jewel Lake

Maria Muehlenkamp Assistant Vice President, Branch Manager, Fairbanks Financial Center
Darci Ornellas Assistant Vice President, Branch Manager, Midtown Financial Center
Paula Sanders-Grau Assistant Vice President, Financial Sales Manager
Mary Jo Schmitz Assistant Vice President, Branch Manager, SouthSide Financial Center
Kellie Thomson Assistant Vice President, Public Relations Officer
Sandra Walters Assistant Vice President, Branch Manager, Eagle River
Jaci Webb Assistant Vice President, Bank Operations
Lynn Wolfe Assistant Vice President, Accounting, Assistant Controller
Michele Wrice Assistant Vice President, Branch Administration

Shareholder Information
Annual Meeting

Date:	Thursday, May 2, 2002
Time:	9:00 a.m.
Location:	Sheraton Anchorage Hotel 401 East 6th Avenue Anchorage, Alaska

Stock Symbol
Northrim BanCorp, Inc.'s stock is traded on the Nasdaq Stock Market under the symbol, NRIM.
 Auditor
KPMG LLP
 Transfer Agent and Registrar
American Stock Transfer & Trust Company: 1-800-937-5449 info@amstock.com
 Legal Counsel
Davis Wright Tremaine LLP
 Information Requests
Upon written request, Northrim BanCorp, Inc. will provide to each shareholder a copy of its annual report on Form 10-K. There is no charge for this information.
We offer three options for obtaining Northrim's quarterly earnings information:
For a faxed copy, call our toll-free Telebanking number, 1-800-478-3311, and select Information by Fax (#3), then request Current Northrim Financial Highlights (#3).
You may visit our home page, www.northrim.com, and click on the"For Investors" section for stock information and copies of earnings and dividend releases.
You may request a copy of the company's current earnings release via e-mail at thomson.kellie@nrim.com, or you may call Mary Finkle, Corporate Secretary, at (907) 261-3301 and request that a copy be mailed to you.
Written requests should be mailed to the following address:
Corporate Secretary
Northrim Bank
P.O. Box 241489
Anchorage, Alaska 99524-1489
Telephone: (907) 562-0062
Fax: (907) 562-1758
e-mail: northrim@arctic.net
Home Page: http://www.northrim.com
Member FDIC    •    Equal Opportunity Employer

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities Exchange Commission, or any other regulatory authority.

Anchorage Midtown Financial Center Northrim Headquarters 3111 C Street Phone (907) 562-0062 Fax (907) 562-1758	SouthSide Financial Center8730 Old Seward Highway Phone (907) 522-8886 Fax (907) 522-8874
Aurora Village Branch
1650 W. Northern Lights Boulevard
Phone (907) 263-3389 Fax (907) 263-3490
 Jewel Lake Branch
4000 W. Dimond Boulevard
Phone (907) 266-7448 Fax (907) 266-7454
 36th Avenue Branch
811 E. 36th Avenue
Phone (907) 261-6241 Fax (907) 561-4541
 EAGLE RIVER
Eagle River Branch
12832 Old Glenn Highway
Phone (907) 694-8998 Fax (907) 694-9032	Huffman Branch 1501 E. Huffman Road Phone (907) 348-5334 Fax (907) 348-5336 Seventh Avenue Branch 550 W. 7th Avenue Phone (907) 263-3226 Fax (907) 263-3271
WASILLA Wasilla Branch 595 E. Parks Highway * Phone (907) 376-0330 Fax (907) 376-0335 FAIRBANKS Fairbanks Financial Center 714 Fourth Avenue Phone (907) 452-1260 Fax (907) 458-0062	Mat-Su Commercial Lending Office 3035 E. Palmer-Wasilla Highway* Phone (907) 376-0323 Fax (907) 357-8817
*
Address will change in fall 2002.

QuickLinks

  Exhibit 13
  Exhibit 13
  Message to Our Shareholders
  2001: The Year in Review
  Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
  Consolidated Statements of Cash Flows
  Notes To Consolidated Financial Statements
  Note 1—Organization and Summary of Significant Accounting Policies
  Note 2—Cash and Due from Banks
  Note 3—Money Market Investments
  Note 4—Investment Securities
  Note 5—Loans
  Note 6—Allowance for Loan Losses
  Note 7—Premises and Equipment
  Note 8—Deposits
  Note 9—Borrowings
  Note 10—Interest Expenses
  Note 11—Income Taxes
  Note 12—Comprehensive Income
  Note 13—Employee Benefit Plans
  Note 14—Common Stock
  Note 15—Options
  Note 16—Commitments and Contingent Liabilities
  Note 17—Regulatory Matters
  Note 18—Fair Value of Financial Instruments
  Note 19—Quarterly Results of Operations
  Note 20—Disputes and Claims
  Management's Discussion and Analysis Of Financial Condition and Results of Operation